Filed Pursuant to Rule 424(b)(1)
Registration No. 333-109167

PROSPECTUS

3,000,000 Cumulative Trust Preferred Securities

Southern Community Capital Trust II

7.95% Cumulative Trust Preferred Securities

(Liquidation Amount $10.00 per Preferred Security)
Fully, Irrevocably and Unconditionally Guaranteed, as Described in this Prospectus, by

      Southern Community Capital Trust II is offering 3,000,000 preferred securities at $10 per security. Southern Community Capital Trust II will purchase 7.95% subordinated debentures issued by Southern Community Financial Corporation using the proceeds from its offering of the preferred securities. The subordinated debentures have the same payment terms as the preferred securities.

      The preferred securities have been approved for listing on the Nasdaq National Market under the trading symbol “SCMFO”. Trading in the preferred securities is expected to commence on or prior to the date they are first delivered.

       Investing in the securities involves risks. We urge you to carefully read the “Risk Factors” beginning on page 25 before making your investment decision.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

      The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured by the Bank Insurance Fund of the Federal Deposit Insurance Corporation or any other governmental agency.

	Per
	Preferred Security	Total

Public Offering Price	$10.00	$30,000,000
Proceeds to the Trust	10.00	30,000,000
Underwriting commission to be paid by us (1)	0.35	1,050,000

(1)	We will pay underwriting commissions for the sale of the preferred securities to the public and the trust will use all of the proceeds from the sale of the preferred securities and common securities to invest in our subordinated debentures. The underwriters have been granted a 30-day option to purchase up to an additional 450,000 preferred securities to cover over-allotments, if any.

      This is a firm commitment underwriting by the underwriters to you. The underwriters will only sell the preferred securities after they have purchased the preferred securities from Southern Community Capital Trust II. The underwriters entirely or partially may reject any order for preferred securities and they may withdraw, cancel or modify the offering without giving you any notice. The underwriters expect to deliver the preferred securities against payment on or about November 10, 2003.

RYAN BECK & CO.	STIFEL, NICOLAUS & COMPANY

INCORPORATED

The date of this prospectus is November 4, 2003.

TABLE OF CONTENTS

Prospectus Summary	1
Selected Consolidated Financial Data	10
Recent Developments	12
The Community Bank Acquisition	15
Risk Factors	25
Special Note Regarding Forward-Looking Statements	31
Regulatory Considerations	31
Use of Proceeds	31
Accounting Treatment	32
Capitalization	33
Business	34
Management	38
Description of the Trust	39
Description of the Preferred Securities	41
Description of the Junior Subordinated Debentures	53
Description of the Guarantee	61
Relationship Among the Preferred Securities, the Debentures and the Guarantee	64
Book-Entry Issuance	65
Certain Federal Income Tax Consequences	67
ERISA Considerations	72
Underwriting	73
Legal Matters	75
Experts	75
Where Can You Find Information	75
Documents Incorporated by Reference	76

      You should only rely on the information contained or incorporated by reference in this prospectus. We have not, and our underwriters have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.

      We are not, and our underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

      You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only.

      This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any securities other than the securities to which it relates.

      In addition to the banking offices of Southern Community’s subsidiary, Southern Community Bank and Trust, the above map also shows the banking offices of The Community Bank. On July 30, 2003, Southern Community Financial Corporation and The Community Bank, Pilot Mountain, North Carolina (OTC Bulletin Board: CKPM) announced the execution of a definitive agreement whereby The Community Bank would become a wholly owned subsidiary of Southern Community Financial Corporation in a fixed exchange of cash and stock, worth approximately $76 million on that date. The definitive agreement, which was unanimously approved by the directors of both companies, is subject to approval by the required regulatory authorities and by the shareholders of each company. It is anticipated that the transaction will be completed by the end of the fourth quarter of 2003. It is expected that a portion of the proceeds from this offering (approximately $9.0 million) will be used to fund part of the cash component of the purchase price in this transaction.

      References in this prospectus to “we,” “us,” and “our” refer to Southern Community Financial Corporation and its consolidated subsidiaries, unless otherwise specified. As used in this prospectus, “trust” refers to Southern Community Capital Trust II.

PROSPECTUS SUMMARY

      This summary highlights information contained in, or incorporated by reference into, this prospectus. Because this is a summary, it may not contain all of the information that is important to you. Therefore, you should also read the more detailed information set forth in this prospectus, our financial statements and the other information that is incorporated by reference into this prospectus. Unless otherwise indicated, the information in this prospectus assumes that the underwriters will not exercise their option to purchase additional preferred securities to cover over-allotments.

Southern Community Financial Corporation

Who We Are

      Southern Community Financial Corporation is the holding company for Southern Community Bank and Trust. The bank began operations on November 18, 1996 and effective October 1, 2001, became a wholly owned subsidiary of Southern Community Financial Corporation, a newly formed financial holding company. We are based in Winston-Salem, North Carolina, which is located in the north central region of the state, an area also known as the Piedmont Triad. The Piedmont Triad area includes the cities of Winston-Salem, Greensboro and High Point.

      At June 30, 2003, Southern Community Financial Corporation had:

•	total assets of $726.1 million,

•	net loans of $464.3 million,

•	deposits of $505.4 million, and

•	stockholders’ equity of $49.0 million.

      We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities we serve. Our banking services include checking and savings accounts; commercial, installment, mortgage, and personal loans; safe deposit boxes; and other associated services to satisfy the needs of our customers.

      In six and a half years of existence, we have accomplished the following:

•	Assembled a management team with knowledge of our local markets and over 100 years of banking experience;

•	Focused on growing internally and reached total assets of $726.1 million as of June 30, 2003 with a loan portfolio primarily composed of commercially related loans;

•	Maintained a strong credit culture. As of June 30, 2003, our non-performing assets totaled $1.8 million or 0.24% of total assets and our allowance for loan losses was $6.8 million or 1.45% of total loans and 624% of non-performing loans;

•	Registered 20 consecutive quarters of profitability after becoming profitable in our seventh quarter of operation;

•	Entered into a definitive agreement to acquire The Community Bank, Pilot Mountain, North Carolina, as a wholly owned subsidiary, which had $241.8 million in total assets and ten banking offices as of June 30, 2003;

•	Established eight banking offices including four in Winston-Salem and one each in Clemmons, Kernersville, High Point, and Yadkinville;

•	Began offering trust services in 2002, including investment management, administration and advisory services primarily for individuals, partnerships and corporations;

•	Sold $17.25 million in convertible trust preferred securities to the public in February 2002; and

•	Listed our common stock on the Nasdaq National Market System on January 2, 2002.

      The table below presents selected operating and financial highlights:

	As of or For the
	Six Months Ended		As of or For the
	June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Total revenue(1)	$12,616	$9,384	$21,405	$16,734	$14,085	$8,856	$5,535
Net income	1,799	1,228	3,214	2,105	2,416	1,536	525
Diluted earnings per share	0.19	0.13	0.35	0.23	0.29	0.18	0.07
Total assets	726,121	564,917	612,239	481,220	384,027	254,172	174,474
Loans	471,145	401,686	421,938	360,288	282,161	200,312	127,095
Deposits	505,373	436,401	449,216	392,851	338,753	218,953	143,850
Stockholders’ equity	49,008	44,158	47,539	42,451	36,950	31,766	29,926
Efficiency ratio(2)	68.35%	71.59%	69.05%	66.70%	61.93%	66.53%	68.83%
Return on average stockholders’ equity(3)	7.51%	5.79%	7.24%	5.13%	7.27%	5.00%	2.03%
Net loan charge-offs to average loans(3)	0.34%	0.11%	0.18%	0.38%	0.09%	0.02%	0.02%

(1)	Total revenue is defined as net interest income plus non-interest income.

(2)	Non-interest expense divided by the sum of net interest income plus non-interest income.

(3)	Annualized for interim periods.

      The website for the bank is www.smallenoughtocare.com. The bank is a member of the Federal Reserve System and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 4605 Country Club Road, Winston-Salem, North Carolina 27104 and our telephone number is (336) 768-8500. Our common stock is currently traded on the Nasdaq National Market System under the symbol “SCMF” and our currently outstanding convertible trust preferred stock is traded under the symbol “SCMFP” on the Nasdaq National Market System.

Our Market Area

      We consider our primary market area to be the Piedmont Triad area of North Carolina, including Winston-Salem, Clemmons, Kernersville (all in Forsyth County), Yadkinville (Yadkin County) and High Point (Guilford County), North Carolina, and to a lesser extent, adjoining counties. The Piedmont Triad is a 12 county region located in the north central Piedmont of North Carolina and is named for the three largest cities in the region, Winston-Salem, Greensboro and High Point. The region has almost 15% of the state’s population. The region’s population grew an estimated 12.3% between 1990 and 2000. It’s estimated population in 2001 was 1.18 million.

      The Piedmont Triad is the largest Metropolitan Statistical Area located entirely in North Carolina. The MSA is also one of the top 50 in the country in both total population and number of households. Winston-Salem is the largest city in Forsyth County and the fourth largest city in North Carolina. Forsyth County had an estimated population of 310,187 in 2001, Yadkin County was estimated at 36,859, and Guilford County had an estimated population of 425,097. The Piedmont Triad is the economic hub of northwest North Carolina. In 2001, the median family income in both Forsyth and Guilford Counties was over $42,000. In Yadkin County, it was over $36,600. The Piedmont Triad has a very balanced and diversified economy. Approximately 99% of the work force is employed in nonagricultural wage and salary positions. The major employment sectors in 2002 were services (29%), manufacturing (23%), trade (22%), finance, communications and utilities (11%), government (11%) and construction (5%). Unemployment has increased in the Piedmont Triad over the last two years and averaged 6.3% in Guilford County, 5.5% in Yadkin County and 5.4% in Forsyth County in 2002.

      The bank serves our market area through eight full service banking offices, including four offices located in Winston-Salem. Our television and radio advertising has extended into this market area for several years, providing the bank name recognition in the Piedmont Triad area. The bank’s customers may access various banking services through twelve ATMs owned by the bank and ATMs owned by others, through debit cards, and through the bank’s automated telephone and Internet electronic banking products. These products allow the bank’s customers to apply for loans, access account information and conduct various transactions from their telephones and computers.

      Upon completion of the purchase of The Community Bank, which is anticipated by the end of the fourth quarter of 2003, we will expand our market area into four contiguous counties in the Piedmont (Surry, Rockingham, Stokes, and Iredell) and add ten banking offices.

      Neither our market area, nor that of The Community Bank, suffered any material adverse effect from Hurricane Isabel, which struck the Atlantic coast of North Carolina in September 2003.

Business Strategy

      We established our bank with the objective of becoming a vital, long-term player in our markets with a reputation for quality customer service provided by a financially sound organization. Our business strategy is to operate as an institution that is well capitalized, strong in asset quality, profitable, independent, customer-oriented and connected to our community.

      A commitment to customer service is at the foundation of our approach. Our commitment is to put our customers first and we believe it differentiates us from our competitors. Making good quality, profitable loans, which result in a long-standing relationship with our borrowers, will continue to be a cornerstone of our strategy. We intend to leverage the core relationships we build by providing a variety of services to our customers. With that focus, we target:

•	Small and medium sized businesses, and the owners and managers of these entities;

•	Professional and middle managers of locally based companies;

•	Residential real estate developers; and

•	Individual consumers.

      We intend to grow our franchise through new and existing relationships developed by our associates, by taking advantage of the opportunity to acquire new relationships resulting from recent significant consolidation among banks in our markets, including Wachovia Corporation’s merger with First Union Corporation, and by expanding to contiguous areas through de novo entry and potentially through acquisitions which make strategic and economic sense.

      We also intend to continue to diversify our revenue in order to generate non-interest income. These efforts have included offering investment brokerage services, our mortgage loan department, our small business investment company manager (which generates management fees) and the creation of our trust department. For the year ended December 31, 2002 our non-interest income represented 18.4% of our total revenue. We believe that the profitability of these added businesses and services, not just the revenue generated, is critical to our success.

      Key aspects of our strategy and mission include:

•	To provide community-oriented banking services by delivering a broad range of financial services to our customers through responsive service and communication;

•	To form a partnership with our customers whereby our decision making and product offerings are geared toward their best long-term interests;

•	To be recognized in our community as a long-term player with employees, stockholders and board members committed to that effort; and

•	To be progressive in our adoption of new technology so that we can provide our customers access to products and services that meet their needs for convenience and efficiency.

      Our belief is that our way of doing business will build a profitable corporation and shareholder value. We want to consistently reward our shareholders for their investment and trust in us.

The Community Bank Acquisition

      On July 30, 2003, we entered into an agreement to acquire The Community Bank, Pilot Mountain, North Carolina for a fixed exchange of cash and stock. The Community Bank was founded in 1987 and operates ten banking offices throughout Surry, Rockingham, Stokes, Iredell and Yadkin Counties, North Carolina, which are adjacent to our current market area. The transaction is subject to regulatory and shareholder approval and is expected to close by the end of the fourth quarter of 2003. The total value of the transaction was approximately $76 million on the date of announcement but may rise or fall based on the average per share price of our common stock shortly prior to closing. The aggregate acquisition consideration is fixed at approximately $15.2 million in cash and approximately 6.4 million in shares of our common stock. The combination will greatly enhance our deposit market share in the Piedmont Triad region, which is part of the largest Metropolitan Statistical Area located entirely in North Carolina. Based on June 30, 2002 reported deposit information, this transaction will give us a No. 3 deposit market share position in Stokes County with approximately 18% of total deposits, a No. 5 deposit market share position in Surry County with approximately 10% of total deposits, and will reinforce our existing No. 5 deposit market share position in Forsyth County. There can be no assurance that we will obtain regulatory or shareholder approval or that the transaction will close when expected, if at all.

      The following unaudited pro forma financial information as of June 30, 2003 gives effect to the transaction, accounted for under the purchase method of accounting. You should refer to the section entitled The Community Bank Acquisition on page 15 for a more detailed explanation of the pro forma adjustments and additional information on the financial performance of The Community Bank. All dollars are in thousands.

	Southern
	Community	The	Pro Forma
	Financial	Community	Acquisition	Pro Forma
	Corporation	Bank	Adjustments	Combined

Loans, net	$464,329	$152,720	$1,135	$618,184
Total assets	726,121	241,764	52,178	1,020,063
Total deposits	505,373	200,614	760	706,747
Total stockholders’ equity	49,008	25,539	35,962	110,509

Southern Community Capital Trust II

      Southern Community Capital Trust II is a financing subsidiary of Southern Community Financial Corporation and is a Delaware statutory trust that we formed on September 15, 2003. A statutory trust is a separate legal entity that can be formed for the purpose of holding property. For tax purposes, the trust is intended to be a grantor trust. A grantor trust is a trust that does not pay federal income tax if it is formed solely to facilitate direct investment in the assets of the trust and the trustee cannot change the investment. The trust exists exclusively for the following purposes:

•	issuing the preferred securities to the public for cash;

•	issuing the common securities to us;

•	investing the proceeds from the sale of its preferred and common securities in an equivalent amount of debentures to be issued by us; and

•	engaging in only those other activities that are necessary or incidental to those listed above, such as receiving payments on the debentures and making distributions to holders of its securities, furnishing notices and other administrative tasks.

      Upon issuance of the preferred securities offered by this prospectus, the purchasers in this offering will own all of the issued and outstanding preferred securities of the trust.

      The subordinated debentures will be Southern Community Capital Trust II’s only assets, and the interest we pay on the subordinated debentures will be the trust’s only source of revenue. In exchange for our capital contribution to the trust, we will own all of the common securities of Southern Community Capital Trust II.

      Southern Community Capital Trust II will be governed by a trust agreement among us, as depositor, Wilmington Trust Company, as Delaware trustee, Wilmington Trust Company, as property trustee, and three of our officers who we select to act as administrators. It will have a term of 31 years, but it may terminate earlier as provided in the trust agreement.

      The address of the Delaware trustee is Wilmington Trust Company, Rodney Square North, 1100 North Market Street, Wilmington, Delaware 19890-0001, Attn: Corporate Trust Administration, and its telephone number at that address is (302) 636-6396. Wilmington Trust Company also will serve as the debenture trustee under the indenture and the guarantee trustee under the guarantee. Wilmington Trust Company currently serves, and may serve in the future, as trustee under other indentures or trust agreements with us or our subsidiaries relating to other issues of our securities. In addition, we and certain of our affiliates may from time to time have other banking relationships with Wilmington Trust Company and its affiliates.

      The address and telephone number of the principal executive office of the trust is the same as that of Southern Community Financial Corporation, which is 4605 Country Club Road, Winston-Salem, North Carolina 27104 — (336) 768-8500.

      We have previously issued $17.25 million of convertible trust preferred securities through Southern Community Capital Trust I, which used the proceeds of the sale of its preferred securities to purchase subordinated debentures from us. The debentures we sell to Southern Community Capital Trust II will rank equally with the debentures sold to Southern Community Capital Trust I.

The Offering

The issuer	Southern Community Capital Trust II

The guarantor	Southern Community Financial Corporation

Securities being offered	3,000,000 preferred securities with a liquidation value of $10.00 per security. The securities represent preferred undivided beneficial interests in the assets of the trust. The assets of the trust will consist solely of the debentures and payments received on the debentures.

The trust will sell the preferred securities to the public for cash. The trust will use that cash to buy the debentures from us.

Offering price	$10.00 per preferred security.

When distributions will be paid to you	If you purchase the preferred securities, you are entitled to receive cumulative cash distributions at a 7.95% annual rate. Distributions will accumulate from the date the trust issues the preferred securities and will be paid quarterly on March 31, June 30, September 30 and December 31 of each year, beginning on December 31, 2003. To be entitled to receive distributions, the preferred securities must be registered in your name on the 15th day of the month in which the relevant distribution date occurs even if that day is not a business day. We may defer the payment of cash distributions, as described below.

When the securities must be redeemed	The debentures will mature and the preferred securities must be redeemed on December 31, 2033.

Redemption before December 31, 2033 is possible	The trust must redeem the preferred securities when the debentures are paid at maturity, or upon any earlier redemption of the debentures to the extent the debentures are redeemed. We may redeem all of the debentures at any time after December 31, 2008 without the payment of any premium amounts.

In addition, we may redeem all of the debentures, at any time, without premium, if:

• there is a change in existing laws or regulations, or a new official administrative interpretation or application of these laws and regulations, that causes the interest we pay on the debentures to no longer be deductible by us for federal income tax purposes; or the trust becomes subject to federal income tax; or the trust becomes or will become subject to certain other taxes or governmental charges;

• there is a change in existing laws or regulations that requires the trust to register as an investment company; or

• there is a change in the capital adequacy guidelines of the Federal Reserve that results in the preferred securities not being counted as Tier 1 capital.

Redemption of the debentures prior to maturity will be subject to the prior approval of the Federal Reserve, if approval is then required. If your preferred securities are redeemed by the trust, you will receive the liquidation amount of $10.00 per preferred security, plus any accrued and unpaid distributions to the date of redemption. See “Description of the Preferred Securities” on page 41.

We have the option to extend the interest payment period	The trust will rely solely on payments made by us under the debentures to pay distributions on the preferred securities. As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters, but not beyond December 31, 2033. If we defer interest payments on the debentures:

• the trust will also defer distributions on the preferred securities;

• the distributions you are entitled to will accumulate; and

• the accumulated distributions will earn interest at an annual rate of 7.95%, compounded quarterly, until paid.

At the end of any deferral period, we will pay to the trust all accrued and unpaid interest under the debentures. The trust will then pay all accumulated and unpaid distributions to you. See “Description of the Preferred Securities” on page 41.

You will still be taxed if distributions are deferred	If a deferral of payment occurs, you will still be required to recognize the deferred amounts as income for federal income tax purposes in advance of receiving these amounts, even if you are a cash basis taxpayer. In addition, if you dispose of your preferred securities before we pay the deferred distributions, you will still have to pay the taxes on your share of the deferred distributions even though those deferred distributions will be paid to the new holder of your preferred securities and you will never receive them. See “Description of the Preferred Securities” on page 41.

Our guarantee of payment	Our obligations described in this prospectus, in the aggregate, constitute a full, irrevocable and unconditional guarantee on a subordinated basis by us of the obligations of the trust under the preferred securities. Under the guarantee agreement, we guarantee the trust will use its assets to pay the distributions on the preferred securities and the liquidation amount upon liquidation of the trust. However, the guarantee does not apply when the trust does not have sufficient funds to make the payments. If we do not make payments on the debentures, the trust will not have sufficient funds to make payments on the preferred securities. In this event, your remedy is to institute a legal proceeding directly against us for enforcement of payments under the debentures. See “Description of the Guarantee” on page 61.

We may distribute the debentures directly to you	We may, at any time, dissolve the trust and distribute the debentures to you, subject to the prior approval of the Federal Reserve, if required. If we distribute the debentures, we will use our best efforts to list them on a national securities exchange or comparable automated quotation system. See “Description of the Preferred Securities” on page 41. See “Description of the Junior Subordinated Debentures” on page 53.

The securities will be subordinate in right of payment to existing and future senior indebtedness and equal to our currently outstanding convertible trust preferred securities	Our obligations under the preferred securities, debentures and guarantee are unsecured and will rank as follows with regard to right of payment:

• the preferred securities will rank equally with the common securities of the trust and with our currently outstanding convertible trust preferred securities and related common securities. The trust will pay distributions on the preferred securities and the common securities pro rata. However, if we default with respect to the debentures, then no distributions on the common securities of the trust or our common stock will be paid until all accumulated and unpaid distributions on the preferred securities have been paid;

• our obligations under the debentures and the guarantee are unsecured and generally will rank junior in priority to our existing and future senior and subordinated indebtedness;

• because we are a holding company, the debentures and the guarantee will effectively be subordinated to all depositors’ claims, as well as existing and future liabilities of our subsidiaries.

See “Description of the Junior Subordinated Debentures” on page 53. See “Description of the Guarantee” on page 61.

We have outstanding convertible trust preferred securities	We have currently outstanding $17.25 million in convertible trust preferred securities. Payments on these securities will rank equally with payments on the preferred securities issued in this offering.

Limited voting rights	Except in limited circumstances, holders of the preferred securities will have no voting rights. See “Description of the Preferred Securities” on page 41.

Nasdaq National Market listing	The preferred securities have been approved for listing on the Nasdaq National Market under the symbol “SCMFO”. However, we can not assure you that our application will be approved or that, if approved, an active public market in the preferred securities will develop, or, if it does develop, be maintained. See “Underwriting” on page 73.

You will not receive certificates	The preferred securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company, New York, New York, or its nominee. This means that you will not receive a certificate for the preferred securities, and your ownership interests will be recorded through the book-entry system. See “Book-Entry Issuance” on page 65.

How the proceeds of this offering will be used	The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We estimate that the net proceeds to us from the sale of the debentures to the trust, after deducting offering expenses and underwriting commissions, will be approximately $28.6 million assuming the underwriters do not exercise their option to cover over-allotments. The purpose of the offering is to provide cash for the acquisition of The Community Bank and to increase our regulatory capital and support the growth and operations of our subsidiary banks. See “Risk Factors” on page 25 and “Use of Proceeds” on page 31.

How the distributions will be taxed	Interest distributions on the preferred securities will be taxed as ordinary income and will not be eligible for the reduced tax rates applicable to certain dividends. See “Certain Federal Income Tax Consequences” on page 67.

Risk factors	Before purchasing the preferred securities being offered, you should carefully consider the “Risk Factors” beginning on page 25.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following table contains certain selected historical consolidated financial information for Southern Community Financial Corporation on the dates and for the periods indicated. This selected financial information has been derived from, and you should read it in conjunction with, Southern Community Financial Corporation’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with related financial statement footnotes, which are incorporated by reference into this prospectus from Southern Community Financial Corporation’s Form 10-K for the fiscal year ended December 31, 2002 and its Form 10-Q for the period ended June 30, 2003.

      The information as of and for the six months ended June 30, 2003 and 2002, is unaudited but, in the opinion of our management, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of our financial condition and results of operations for those periods. The results of operations for the six-month period ended June 30, 2003, are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

SOUTHERN COMMUNITY FINANCIAL CORPORATION

SELECTED FINANCIAL DATA

	At or for the
	Six Months Ended
	June 30,		At or for the Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$17,171	$15,708	$33,281	$31,366	$26,831	$16,562	$10,103
Interest expense	7,149	7,969	15,803	18,034	14,944	8,481	4,907

Net interest income	10,022	7,739	17,478	13,332	11,887	8,081	5,196
Provision for loan losses	1,225	780	1,655	2,320	1,480	1,135	1,200
Non-interest income	2,594	1,645	3,927	3,402	2,198	775	339
Non-interest expense	8,623	6,718	14,781	11,162	8,723	5,892	3,810
Provision for income taxes	969	658	1,755	1,147	1,466	293	—

Net income	$1,799	$1,228	$3,214	$2,105	$2,416	$1,536	$525

Per Share Data(7):
Net income
Basic	$0.20	$0.14	$0.37	$0.24	$0.30	$0.19	$0.07
Diluted	0.19	0.13	0.35	0.23	0.29	0.18	0.07
Dividends	—	—	—	—	—	—	—
Book value	5.57	5.02	5.41	4.84	4.41	3.93	3.75
Weighted average shares outstanding	8,791,683	8,784,851	8,788,295	8,707,678	8,097,552	8,037,904	7,196,881
Diluted weighted average shares outstanding	11,299,417	9,162,120	9,085,853	9,043,611	8,450,245	8,540,293	7,371,170
Balance Sheet Data:
Total assets	$726,121	$564,917	$612,239	$481,220	$384,027	$254,172	$174,474
Loans receivable	471,145	401,686	421,938	360,288	282,161	200,312	127,095
Allowance for loan losses	6,816	5,976	6,342	5,400	4,283	3,013	1,905
Deposits	505,373	436,401	449,216	392,851	338,753	218,953	143,850
Long-term debt	83,225	37,250	72,250	25,000	—	—	—
Short-term borrowings	85,005	45,000	40,706	19,980	6,000	2,500	—
Stockholders’ equity	49,008	44,158	47,539	42,451	36,950	31,766	29,926
Selected Performance Ratios:
Return on average assets(1)	0.57%	0.48%	0.58%	0.50%	0.77%	0.71%	0.41%
Return on average equity(1)	7.51%	5.79%	7.24%	5.13%	7.27%	5.00%	2.03%

At or for the
Six Months Ended
June 30,	At or for the Years Ended December 31,

2003	2002	2002	2001	2000	1999	1998

(Dollars in thousands, except per share data)
Net interest margin(1)(2)	3.39%	3.13%	3.34%	3.36%	4.01%	3.90%	4.20%
Net interest spread(1)(3)	3.14%	2.77%	3.02%	2.82%	3.22%	3.02%	2.93%
Non-interest income as a percentage of total revenue	20.56%	17.54%	18.35%	20.33%	15.61%	8.75%	6.12%
Non-interest income as a percentage of average assets(1)	0.82%	0.64%	0.71%	0.80%	0.70%	0.36%	0.26%
Non-interest expense to average assets(1)	2.72%	2.55%	2.66%	2.63%	2.79%	2.71%	2.97%
Efficiency ratio(4)	68.35%	71.59%	69.05%	66.70%	61.93%	66.53%	68.83%
Asset Quality Ratios:
Nonperforming loans to period-end loans	0.23%	0.26%	0.43%	0.25%	0.10%	0.00%	0.01%
Allowance for loan losses to period-end loans	1.45%	1.49%	1.50%	1.50%	1.52%	1.50%	1.50%
Allowance for loan losses to nonperforming loans	624%	568%	348%	604%	1,552%	NM	12,700%
Nonperforming assets to total assets(5)	0.24%	0.23%	0.36%	0.26%	0.07%	0.00%	0.01%
Net loan charge-offs to average loans outstanding(1)	0.34%	0.11%	0.18%	0.38%	0.09%	0.02%	0.02%
Capital Ratios: (6)
Total risk-based capital	12.54%	14.37%	12.23%	11.53%	13.03%	16.40%	23.22%
Tier 1 risk-based capital	10.96%	12.48%	10.98%	10.28%	11.78%	15.15%	21.97%
Leverage ratio	9.62%	10.53%	8.95%	9.21%	11.16%	14.26%	21.57%
Equity to assets ratio	6.75%	7.82%	7.76%	8.82%	9.62%	12.50%	17.15%
Other Data:
Number of banking offices	8	8	8	7	7	5	4
Number of full time equivalent employees	154	143	141	121	104	70	46
Ratio of Earnings to Fixed Charges(8):
Excluding interest on deposits	2.25	x	2.26	x	2.36	x	4.12	x	11.97	x	NM	NM
Including interest on deposits	1.39	x	1.24	x	1.31	x	1.18	x	1.26	x	1.22	x	1.11	x

(1)	Six month data presented on annualized basis.

(2)	Net interest margin is net interest income divided by average interest earning assets.

(3)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.

(4)	Efficiency ratio is non-interest expense divided by the sum of net interest income and non-interest income.

(5)	Nonperforming assets consists of nonaccrual loans, restructured loans, and real estate owned, where applicable.

(6)	Capital ratios prior to December 2001 are for the Bank.

(7)	All per share data has been restated to reflect the dilutive effect of a stock split effected in the form of a 10% stock dividend in 1998, a two-for-one stock split in 1999, a stock split effected in the form of a 10% stock dividend in 2000, and 5% stock dividends in 2001 and 2002.

(8)	Computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest expense.

RECENT DEVELOPMENTS

      Third Quarter 2003 Earnings. On October 21, 2003, Southern Community Financial Corporation reported financial results for the three and nine months ended September 30, 2003. See the Consolidated Balance Sheet, the Consolidated Statements of Operations, Selected Performance Ratios and Asset Quality Ratios below.

      Sale of the Operations of Southeastern Acceptance Corporation. Effective October 1, 2003 Southeastern Acceptance Corporation, a consumer finance company specializing in automobile loans, owned by Southern Community Bank and Trust, the bank subsidiary of Southern Community Financial Corporation ceased operations as a subsidiary of the bank. The name “Southeastern Acceptance Corporation” was sold to the subsidiary’s former President, Wil Pulliam and Southern Community entered into a loan servicing agreement with him. As a result of this sale, the existing portfolio of loans, which totaled $11.9 million as of September 30, 2003, will be serviced by Mr. Pulliam’s new company. Southern Community Financial Corporation will originate no new auto loans similar to those generated by Southeastern Acceptance Corporation and the existing portfolio will be allowed to run off. Southern Community Financial Corporation recorded no loss on this transaction.

      The Community Bank Acquisition. On July 30, 2003, we entered into a definitive agreement to purchase The Community Bank (OTC Bulletin Board: CKPM) in a fixed exchange of cash and stock. The Community Bank, founded in 1987 and headquartered in Pilot Mountain, North Carolina operates ten banking offices throughout Surry, Rockingham, Stokes, Iredell and Yadkin Counties, North Carolina, which are adjacent to our existing market areas. The transaction, which was unanimously approved by the directors of both companies, was valued at approximately $76 million at the time of announcement. The total value at closing may rise or fall based on the average per share price of Southern Community Financial Corporation common stock during the 15 day trading period prior to regulatory approval of the transaction. Subject to adjustment for the exercise of The Community Bank stock options prior to closing, Southern Community Financial Corporation will pay an aggregate of approximately $15.2 million in cash and issue approximately 6.4 million shares of its common stock. At July 30, 2003, the per share value of the transaction consideration was $47.45 based on an average price of $9.49 for Southern Community Financial Corporation common stock. There can be no assurance that we will obtain regulatory or shareholder approval or that the transaction will close when expected, if at all. See “The Community Bank Acquisition” on page 15.

Southern Community Financial Corporation and Subsidiaries

Consolidated Statements of Operations

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)

	(Dollars in thousands, except per share data)
Interest Income
Loans	$6,998	$6,757	$20,177	$18,978
Interest on investments	2,340	1,899	6,332	5,386

Total Interest Income	9,338	8,656	26,509	24,364

Interest Expense
Deposits	2,391	2,935	7,319	9,410
Borrowings	1,266	1,020	3,487	2,514

Total Interest Expense	3,657	3,955	10,806	11,924

Net Interest Income	5,681	4,701	15,703	12,440
Provision for loan losses	465	400	1,690	1,180

Net Interest Income After Provision for Loan Losses	5,216	4,301	14,013	11,260

Non-Interest Income	1,257	1,009	3,851	2,654

	Three Months
	Ended		Nine Months Ended
	September 30,		September 30,

	2003	2002	2003	2002

	(Unaudited)

	(Dollars in thousands, except per share data)
Non-Interest Expense
Salaries and employee benefits	2,549	2,102	7,062	5,469
Occupancy and equipment	793	636	2,259	1,842
Other	1,550	1,133	4,194	3,278

Total Non-Interest Expense	4,892	3,871	13,515	10,589

Income Before Income Taxes	1,581	1,439	4,349	3,325
Income Tax Expense	553	503	1,522	1,161

Net Income	$1,028	$936	$2,827	$2,164

Net Income Per Share
Basic	$0.12	$0.11	$0.32	$0.25
Diluted	0.11	0.10	0.31	0.24

Southern Community Financial Corporation and Subsidiaries

Consolidated Balance Sheets

	September 30,	December 31,
	2003	2002

	(Unaudited)	*

	(Dollars in thousands)
ASSETS
Cash and due from banks	$19,571	$16,632
Interest earning deposits & Federal funds sold	19,436	11,084
Investment securities:	196,787	141,679
Loans	496,810	421,938
Allowance for loan losses	(6,948)	(6,342)

Loans, net	489,862	415,596
Premises and equipment	18,033	15,962
Other assets	13,171	11,286

Total Assets	$756,860	$612,239

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$50,019	$41,869
Savings, money market and NOW	159,038	115,981
Time	334,825	291,366

Total Deposits	543,882	449,216
Short-term borrowings	75,500	40,706
Long-term debt	65,975	55,000
Convertible trust preferred securities	17,250	17,250
Other liabilities	5,022	2,528

Total Liabilities	707,629	564,700

	September 30,	December 31,
	2003	2002

	(Unaudited)	*

	(Dollars in thousands)
Stockholders’ equity:
Common Stock	43,436	43,123
Surplus	—	—
Retained earnings	4,657	1,830
Accumulated other comprehensive income	1,138	2,586

Total Stockholders’ Equity	49,231	47,539

Total Liabilities and Stockholders’ Equity	$756,860	$612,239

*	Derived from audited financial statements

	Nine Months
	Ended
	September 30,

	2003	2002

Selected Performance Ratios:
Return on average assets(1)	0.56%	0.54%
Return on average equity(1)	7.76%	6.63%
Net interest margin(1)	3.32%	3.29%
Net interest spread(1)	3.10%	2.96%
Non-interest income as a percentage of total revenue(1)	19.69%	17.58%
Non-interest income as a percentage of average assets(1)	0.77%	0.66%
Non-interest expense to average assets(1)	2.69%	2.64%
Efficiency ratio	69.12%	70.15%
Asset Quality Ratios:
Nonperforming loans to period-end loans	0.24%	0.53%
Allowance for loan losses to nonperforming loans	579%	279%
Allowance for loan losses to period-end loans	1.40%	1.49%
Nonperforming assets to total assets	0.25%	0.41%
Net loan charge-offs to average loans outstanding(1)	0.32%	0.15%

(1)	Annualized

THE COMMUNITY BANK ACQUISITION

      On July 30, 2003, we entered into a definitive agreement to purchase The Community Bank (OTC Bulletin Board: CKPM) in a fixed exchange of cash and stock. The Community Bank, founded in 1987 and headquartered in Pilot Mountain, North Carolina operates ten banking offices throughout Surry, Rockingham, Stokes, Iredell and Yadkin Counties, North Carolina, which are adjacent to our existing market areas.

      The transaction, which was unanimously approved by the directors of both companies, was valued at approximately $76 million at the time of announcement. The total value at closing may rise or fall based on the average per share price of Southern Community Financial Corporation common stock during the 15 day trading period prior to regulatory approval of the transaction. Under the terms of the agreement, stockholders of The Community Bank will be entitled to receive cash, shares of Southern Community Financial Corporation common stock, or a combination of cash and shares of Southern Community Financial Corporation common stock subject to election and allocation procedures which are intended to ensure that, in the aggregate, approximately 20% of the total consideration will be cash and 80% of the total consideration will be Southern Community Financial Corporation common stock. Subject to adjustment for the exercise of The Community Bank stock options prior to closing, Southern Community Financial Corporation will pay an aggregate of approximately $15.2 million in cash and issue approximately 6.4 million shares of its common stock. The per share consideration in the transaction will be the sum of $9.49 plus 4.0 times the average price of Southern Community Financial Corporation common stock during the 15 day trading period prior to regulatory approval of the transaction. At July 30, 2003, the per share value of the transaction consideration was $47.45 based on an average price of $9.49 for Southern Community Financial Corporation common stock.

      The combination will greatly enhance our deposit market share in the Piedmont Triad region, which is part of the largest Metropolitan Statistical Area located entirely in North Carolina. This transaction will give us a No. 3 deposit market share position in Stokes County with approximately 18% of total deposits, a No. 5 deposit market share position in Surry County with approximately 10% of total deposits, and will reinforce our existing No. 5 deposit market share position in Forsyth County.

      The Community Bank had total assets of $241.8 million, deposits of $200.6 million, loans of $157.7 million, and $25.5 million of stockholders’ equity at June 30, 2003. The Community Bank presently operates banking offices serving markets in Pilot Mountain, Mount Airy, Sandy Ridge, Madison, Union Grove, Dobson, King, Walnut Cove, and Jonesville, North Carolina.

      The transaction is anticipated to close late in the fourth quarter of 2003 and is conditioned upon receiving the requisite regulatory and shareholder approvals. After the effective date of the transaction, The Community Bank will operate as a separate subsidiary bank of Southern Community Financial Corporation for a period of at least one year. The transaction is expected to be accretive to earnings in the first year based on achievable and conservative cost savings assumptions. There can be no assurance that we will obtain regulatory or shareholder approval or that the transaction will close when expected, if at all.

The Community Bank Historical Selected Financial Information

      The following table contains certain selected historical financial information for The Community Bank on the dates and for the periods indicated. This selected financial information has been derived from, and you should read it in conjunction with, The Community Bank’s audited consolidated financial statements and unaudited interim consolidated financial statements, together with related financial statement footnotes, which are incorporated by reference into this prospectus from the registration statement on Form S-4 by Southern Community Financial Corporation dated September 26, 2003, which contains The Community Bank’s Form 10-K for the fiscal year ended December 31, 2002 and its Form 10-Q for the period ended June 30, 2003 (See “Documents Incorporated by Reference” on page 76).

      The information as of and for the six months ended June 30, 2003 and 2002, is unaudited but, in the opinion of management of The Community Bank, contains all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of The Community Bank’s financial condition and results of operations for those periods. The results of operations for the six-month period ended June 30, 2003, are not necessarily indicative of the results to be expected for the remainder of the year or any other period.

THE COMMUNITY BANK

SELECTED FINANCIAL DATA

	At or for the		At or for the
	Six Months Ended		Years Ended
	June 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Operating Data:
Interest income	$7,247	7,561	15,174	16,278	16,112	13,248	12,533
Interest expense	1,844	2,320	4,426	7,423	7,386	5,735	5,583

Net interest income	5,403	5,241	10,748	8,855	8,726	7,513	6,950
Provision for loan losses	160	407	793	276	655	203	355
Non-interest income	1,189	1,343	2,521	1,726	1,355	1,160	1,017
Non-interest expense	3,216	3,281	6,440	5,855	5,391	4,932	4,220
Provision for income taxes	1,096	915	2,037	1,419	1,366	1,197	1,220

Net income	$2,120	$1,981	$3,999	$3,031	$2,669	$2,341	$2,172

Per Share Data (6):
Net income
Basic	$1.33	$1.25	$2.52	$1.93	$1.71	$1.51	$1.43
Diluted	1.31	1.22	2.50	1.91	1.69	1.47	1.38
Dividends	0.50	0.38	0.38	0.28	0.23	0.18	0.16
Book value	15.98	13.90	15.15	13.12	11.26	10.67	9.47
Weighted average shares outstanding	1,597,173	1,585,488	1,588,884	1,567,192	1,565,617	1,551,370	1,518,471
Diluted weighted average shares outstanding	1,615,671	1,628,171	1,600,636	1,589,800	1,583,748	1,594,164	1,575,695
Balance Sheet Data:
Total assets	$241,764	$224,757	$238,910	$221,686	$205,967	$185,458	$164,446
Loans receivable	152,720	149,297	154,467	137,593	145,875	125,838	105,712
Allowance for loan losses	4,984	4,605	4,891	4,232	3,992	3,408	3,200
Deposits	200,614	193,217	200,961	191,447	181,525	161,317	145,092
Long-term debt	2,000	—	2,000	—	—	—	—
Short-term borrowings	11,314	7,379	9,726	7,708	4,624	7,485	4,901
Stockholders’ equity	25,539	22,099	24,128	20,561	17,655	15,118	13,243

At or for the	At or for the
Six Months Ended	Years Ended
June 30,	December 31,

2003	2002	2002	2001	2000	1999	1998

(Dollars in thousands, except per share data)
Selected Performance Ratios:
Return on average assets (1)	1.78%	1.77%	1.74%	1.41%	1.37%	1.35%	1.42%
Return on average equity (1)	17.38%	18.93%	18.03%	15.94%	16.51%	16.79%	18.08%
Net interest margin (1) (2)	4.91%	5.07%	5.07%	4.46%	4.83%	4.72%	4.88%
Net interest spread (1) (3)	4.56%	4.62%	4.63%	3.76%	4.05%	4.04%	4.17%
Non-interest income as a percentage of total revenue	14.10%	15.08%	14.25%	9.59%	7.76%	8.05%	7.51%
Non-interest income as a percentage of average assets (1)	1.00%	1.20%	1.10%	0.80%	0.69%	0.67%	0.66%
Non-interest expense to average assets (1)	2.68%	2.90%	2.80%	2.73%	2.76%	2.85%	2.75%
Efficiency ratio (4)	48.78%	49.83%	48.54%	55.34%	53.48%	56.87%	52.96%
Asset Quality Ratios:
Nonperforming loans to period-end loans	0.13%	0.15%	0.12%	0.11%	0.09%	0.10%	0.23%
Allowance for loan losses to period-end loans	3.16%	2.99%	3.07%	2.98%	2.66%	2.64%	2.94%
Allowance for loan losses to nonperforming loans	2,425%	2,038%	2,543%	2,587%	2,962%	2,641%	1,294%
Nonperforming assets to total assets (5)	0.17%	0.18%	0.16%	0.13%	0.09%	0.07%	0.15%
Net loan charge-offs (recoveries) to average loans outstanding	0.04%	0.02%	0.09%	0.02%	0.05%	(0.01)%	0.02%
Capital Ratios:
Total risk-based capital	16.78%	15.12%	16.07%	15.21%	13.10%	12.88%	13.38%
Tier 1 risk-based capital	15.51%	13.85%	14.80%	13.94%	11.93%	11.81%	12.12%
Leverage ratio	10.50%	9.57%	10.07%	9.12%	8.59%	8.28%	7.89%
Equity to assets ratio	10.56%	9.83%	10.10%	9.27%	8.57%	8.15%	8.05%
Other Data:
Number of banking offices	10	10	10	10	10	10	8
Number of full time equivalent employees	75	76	78	81	79	79	67
Ratio of Earnings to Fixed Charges (7):
Excluding interest on deposits	50.48	x	38.13	x	37.80	x	24.30	x	12.90	x	16.18	x	95.22	x
Including interest on deposits	2.74	x	2.25	x	2.36	x	1.60	x	1.55	x	1.62	x	1.61	x

(1)	Six month data presented on annualized basis.
(2)	Net interest margin is net interest income divided by average interest earning assets.
(3)	Net interest spread is the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities.
(4)	Efficiency ratio is noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Nonperforming assets consists of loans past due greater than 90 days, nonaccrual loans, restructured loans, and real estate owned, where applicable.
(6)	All earnings per share data has been restated to reflect the dilutive effect of a two-for-one stock split in 1989, a stock split effected in the form of a 10% stock dividend in 1997, 1999, and 2000, and a stock split effected in the form of a 35% stock dividend in 2001.
(7)	Computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest expense.

Southern Community and Community Bank Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

      The following unaudited pro forma condensed combined consolidated balance sheet as of June 30, 2003 and the unaudited pro forma condensed combined consolidated statements of operations for the six months ended June 30, 2003 and for the year ended December 31, 2002 give effect to the transaction, accounted for under the purchase method of accounting.

      The unaudited pro forma condensed combined consolidated statement of operations for the six months ended June 30, 2003 has been derived from the unaudited interim financial statements for both Southern Community Financial Corporation and The Community Bank, which are incorporated by reference in this prospectus (See “Documents Incorporated by Reference” on page 76). The unaudited pro forma condensed combined consolidated statement of operations for the year ended December 31, 2002 is based on the historical financial statements of Southern Community Financial Corporation and The Community Bank under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements. These unaudited pro forma condensed combined consolidated statements of operations give effect to the transaction as if it had been consummated at the beginning of the earliest period presented, or January 1, 2002. The unaudited pro forma condensed combined consolidated financial statements do not give effect to the anticipated cost savings or revenue enhancements in connection with the transaction.

      The unaudited pro forma condensed combined consolidated financial statements should be read together with the historical financial statements of Southern Community Financial Corporation and The Community Bank, including the respective notes to those statements. The pro forma information does not necessarily indicate the combined financial position or the results of operations in the future or the combined financial position or the results of operations that would have been realized had the transaction been consummated during the periods or as of the dates for which the pro forma information is presented.

      The unaudited proforma condensed combined consolidated balance sheet assumes that 6.4 million shares of Southern Community Financial Corporation common stock at a fair value of $9.75 per share and $15.2 million in cash have been paid as merger consideration.

SOUTHERN COMMUNITY FINANCIAL CORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

At June 30, 2003

	Southern
	Community	The	Pro Forma
	Financial	Community	Acquisition		Pro Forma
	Corporation	Bank	Adjustments		Combined

	(Amounts in thousands)
ASSETS
Cash and due from banks	$18,346	$11,939	$(1,495	)(A,B)	$28,790
Interest earning deposits & Federal funds sold	1,097	48	—		1,145
Investment securities	211,869	66,738	924	(C)	279,531
Loans	471,145	157,704	1,135	(C)	629,984
Allowance for loan losses	(6,816)	(4,984)	—		(11,800)

Loans, net	464,329	152,720	1,135		618,184
Premises and equipment	18,041	6,228	185	(C)	24,454
Core deposit intangible	—	—	2,478	(C)	2,478
Employment contract intangible	—	—	456	(C)	456
Goodwill	—	—	48,075	(D)	48,075
Other assets	12,439	4,091	420	(B)	16,950

Total assets	$726,121	$241,764	$52,178		$1,020,063

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$53,357	$31,687	$—		$85,044
Savings, money market and NOW	136,938	50,385	—		187,323
Time	315,078	118,542	760	(C)	434,380

Total deposits	505,373	200,614	760		706,747
Short-term borrowings	85,005	8,064	6,000	(B)	99,069
Long-term debt	65,975	5,250	—		71,225
Convertible trust preferred securities	17,250	—	—		17,250
Trust preferred securities	—	—	9,000	(B)	9,000
Other liabilities	3,510	2,297	456	(C)	6,263

Total liabilities	677,113	216,225	16,216		909,554

Stockholders’ equity:
Common stock	43,123	3,995	57,506	(A)	104,624
Surplus	—	8,963	(8,963	)(A)	—
Retained earnings	3,629	12,331	(12,331	)(A)	3,629
Accumulated other comprehensive income	2,256	250	(250	)(A)	2,256

Total stockholders’ equity	49,008	25,539	35,962		110,509

Total liabilities and stockholders’ equity	$726,121	$241,764	$52,178		$1,020,063

SOUTHERN COMMUNITY FINANCIAL CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2002

	Southern
	Community	The	Pro Forma
	Financial	Community	Acquisition		Pro Forma
	Corporation	Bank	Adjustments		Combined

	(Dollars in thousands, except per share data)
Interest Income
Loans	$25,689	$12,228	$(524	)(E)	$37,393
Interest on Investments	7,592	2,946	(264	)(F)	10,274

Total Interest Income	33,281	15,174	(788)		47,667

Interest Expense
Deposits	12,142	4,262	(760	)(G)	15,644
Borrowings	3,661	164	604	(H,M)	4,429

Total Interest Expense	15,803	4,426	(156)		20,073

Net Interest Income	17,478	10,748	(632)		27,594
Provision for Loan Losses	1,655	793	—		2,448

Net Interest Income After Provision for Loan Losses	15,823	9,955	(632)		25,146

Non-Interest Income	3,927	2,521	—		6,448

Non-Interest Expense
Salaries and employee benefits	7,758	3,362	—	(I)	11,120
Occupancy and equipment	2,508	1,046	6	(J)	3,560
Other	4,515	2,032	310	(K)	6,857

Total Non-Interest Expense	14,781	6,440	316		21,537

Income Before Income Taxes	4,969	6,036	(948)		10,057
Income Tax Expense	1,755	2,037	(366	)(L)	3,426

Net Income	$3,214	$3,999	$(582)		$6,631

Net Income Per Share
Basic	$0.37	$2.52			$0.44
Diluted	0.35	2.50			0.43
Book Value Per Share	5.41	15.15			7.18
Weighted Average Shares Outstanding
Basic	8,788,295	1,588,884	4,811,116		15,188,295
Diluted	9,085,853	1,600,636	4,799,364		15,485,853

SOUTHERN COMMUNITY FINANCIAL CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED

CONSOLIDATED STATEMENT OF OPERATIONS
For the Six Month Period Ended June 30, 2003

	Southern
	Community	The	Pro Forma
	Financial	Community	Acquisition		Pro Forma
	Corporation	Bank	Adjustments		Combined

	(Dollars in thousands, except per share data)
Interest Income
Loans	$13,179	$5,984	$(262	)(E)	$18,901
Interest on Investments	3,992	1,263	(132	)(F)	5,123

Total Interest Income	17,171	7,247	(394)		24,024

Interest Expense
Deposits	4,928	1,779	—	(G)	6,707
Borrowings	2,221	65	302	(H,M)	2,588

Total Interest Expense	7,149	1,844	302		9,295

Net Interest Income	10,022	5,403	(696)		14,729
Provision for loan losses	1,225	160	—		1,385

Net Interest Income After Provision for Loan Losses	8,797	5,243	(696)		13,344

Non-Interest Income	2,594	1,189	—		3,783

Non-Interest Expense
Salaries and employee benefits	4,513	1,893	46	(I)	6,452
Occupancy and equipment	1,466	491	3	(J)	1,960
Other	2,644	832	155	(K)	3,631

Total Non-Interest Expense	8,623	3,216	204		12,043

Income Before Income Taxes	2,768	3,216	(900)		5,084
Income Tax Expense	969	1,096	(347	)(L)	1,718

Net Income	$1,799	$2,120	$(553)		$3,366

Net Income Per Share
Basic	$0.20	$1.33			$0.22
Diluted	0.19	1.31			0.19
Book Value Per Share	5.57	15.98			7.27
Weighted Average Shares Outstanding
Basic	8,791,683	1,597,173	4,802,827		15,191,683
Diluted	11,299,417	1,615,671	4,784,329		17,699,417

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands except share amounts)

Note 1.     Basis of Presentation and Acquisition

      On July 30, 2003, Southern Community Financial Corporation and The Community Bank entered into a definitive agreement whereby the 1,597,863 outstanding shares of The Community Bank stock are to be exchanged for an aggregate of 6,391,452 shares of Southern Community Financial Corporation common stock and $15,164,000 of cash. The per share consideration is expected to be the sum of $9.49 plus 0.8 times 5.0 times the average price of Southern Community Financial Corporation common stock during a period of time shortly prior to closing the transaction. The unaudited pro forma condensed combined consolidated financial statements give effect to the acquisition by Southern Community Financial Corporation of The Community Bank in a business combination accounted for under the purchase method of accounting. Following the transaction, The Community Bank will operate as a separate subsidiary of Southern Community Financial Corporation for a period of at least one year.

      The unaudited pro forma condensed combined consolidated balance sheet assumes the transaction occurred on June 30, 2003, with a price of $9.75 per share of Southern Community Financial Corporation common stock on that date. The estimates will be refined and updated as the date of the transaction and final values indicated in the pro forma condensed combined consolidated financial data may be more or less depending upon operating results, changes in market conditions and other factors.

      Described below is the pro forma estimate of the total purchase price of the transaction as well as adjustments to allocate the purchase price based on preliminary estimates of fair values of the assets and liabilities of The Community Bank. All amounts are in thousands.

Estimated net fair value of shares to be issued to The Community Bank stockholders (See Note 2A)	$61,501
Cash to be paid to The Community Bank stockholders	15,200
Estimated transaction costs	875

Total purchase price	77,576

Net assets of The Community Bank based on historical carrying amounts as of June 30, 2003	25,539
Increase (decrease) in net assets to reflect estimated fair value adjustments under the purchase method of accounting:
Held-to-maturity investment securities	924
Loans receivable, net	1,135
Premises and equipment	185
Deposits	(760)
Other liabilities	(456)

Fair value of net assets acquired	26,567

Total purchase price in excess of fair value of net assets acquired	51,009
Identifiable intangible assets:
Employment contract(1)	(456)
Core deposit(2)	(2,478)

Goodwill	$48,075

(1)	The employment contract identifiable intangible asset is based on the fair market estimate of Mr. James O. Frye’s agreement not to compete.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	The core deposit identifiable intangible asset is estimated to approximately 1.5% of core deposits. The final valuation of the deposit intangible asset could differ significantly.

      Except as discussed in Note 2, there are no adjustments to other asset or liability groups, and the book values approximate fair values.

      The effects of the transaction, as reflected in the unaudited pro forma condensed combined consolidated financial statements, have been accounted for by Southern Community Financial Corporation under the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations,” and Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, intangible assets other than goodwill must be amortized over their estimated useful lives. Goodwill will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge to earnings will be made.

Note 2. Purchase Accounting and Pro Forma Acquisition Adjustments

      A. Reflects the issuance of 6,400,000 shares of Southern Community Financial Corporation no par common stock (6,391,452 shares as agreed plus an estimated exchange of 8,548 shares associated with the conversion of outstanding vested options in The Community Bank common stock) at a value of $9.75 based on the average closing price of Southern Community Financial Corporation common stock for the two-day period preceding and following the announcement and signing of the definitive agreement on July 30, 2003, the elimination of the existing equity accounts of The Community Bank, and cash consideration of $15.2 million paid in association with the transaction, plus estimated acquisition costs of $925 thousand associated with the transaction.

      The estimated acquisition costs are as follows ($ in thousands):

Investment bankers	$600
Legal and accounting	325

Total	$925

      B. Represents the issuance of $9 million of trust preferred securities including an estimated capitalized cost of $420 thousand associated with the transaction, $6 million of short-term borrowings to replace parent funds on loan to the bank subsidiary used in the acquisition, plus $875 thousand of one-time transaction related costs. Note that the entire trust preferred issuance is $30 million with estimated transaction costs of $1.4 million. The additional $21 million of trust preferred securities being concurrently issued will be used for future growth of the Southern Community and other general purposes.

      Cash adjustment reconciliation is as follows ($ in thousands):

Proceeds from trust preferred offering	$9,000
Short-term borrowings	6,000
Less:
Cash paid to The Community Bank shareholders	15,200
Trust preferred securities issuance costs	420
One-time transaction related costs	875

Total	$(1,495)

      C. Represents the recording of fair value adjustments relating to The Community Bank assets and liabilities, including the fair market estimate of Mr. James O. Frye’s agreement not to compete (included in other liabilities).

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      D. Represents an adjustment to record the estimated goodwill related to the transaction.

      E. Represents the adjustment to record the amortization of the fair value adjustment on acquired loans over their expected average life of 26 months. The impact over a five-year period is expected to be $524 thousand in each of the first two years, $87 thousand in the third year, and $0 thereafter.

      F. Represents the adjustment to record the amortization of the fair value adjustment on acquired held-to-maturity securities over their expected average life of 42 months. The impact over a five-year period is expected to be $264 thousand a year in each of the first three years, $132 thousand in the fourth year, and $0 thereafter.

      G. Represents the adjustment to record the amortization of the fair value adjustment on acquired time deposits over their expected average life of 12 months. There will be no impact after the first year.

      H. Represents the net interest expense associated with $9 million of trust preferred securities and associated issuance cost, adjusted for an interest rate swap with a notional amount of $4.5 million.

      I. Represents an adjustment for amortization expense associated with Mr. James O. Frye’s agreement not to compete. This agreement not to compete, which will not become effective until one year after the date of the transaction, will be amortized over a period of 60 months.

      J. Represents the adjustment to record the amortization of the fair value adjustment on acquired premises and equipment over their expected useful life of 360 months.

      K. Represents the adjustment to record the amortization of the fair value adjustment on acquired core deposits over their expected average life of 96 months.

      L. Represents estimated tax savings on transaction adjustments at a combined rate of 38.6%.

      M. Represents the interest expense associated with $6 million of short-term borrowings to replace funds loaned to Southern Community Bank and Trust by its parent Southern Community Financial Corporation that will be used in the acquisition.

RISK FACTORS

      An investment in the preferred securities involves a number of risks. We urge you to read all of the information contained in this prospectus. In addition, we urge you to consider carefully the following factors in evaluating an investment in Southern Community Financial Corporation and the trust before you purchase any of the preferred securities offered by this prospectus.

      Because the trust will rely on the payments it receives on the debentures it owns to fund all payments on the preferred securities, and because the trust may distribute the debentures it owns in exchange for the preferred securities that it issues, you are making an investment decision that relates to the debentures being issued by us as well as the preferred securities. You should carefully review the information in this prospectus about the preferred securities, the debentures and the guarantee.

Risks Related To An Investment In Southern Community Financial Corporation

A decrease in interest rates could adversely impact our profitability.

      Our results of operations are affected by the monetary and fiscal policies of the federal government and the regulatory policies of governmental authorities. A significant component of our earnings is our net interest income. Net interest income is the difference between income from interest-earning assets, such as loans, and the expense of interest-bearing liabilities, such as deposits and our borrowings, including our outstanding convertible trust preferred securities. We are asset sensitive with approximately 40% of our assets tied to the prime rate or Federal funds rate, the interest rates of which can change immediately. Our liabilities, however, are relatively short-term with approximately 70% repricing within one year. This means our one-year interest rate repricing position is approximately 5.5%. At May 31, 2003, if interest rates increase by two percentage points over a one-year time frame, our net interest income could increase by approximately 8.5% or $1,623,000. At May 31, 2003, if interest rates decrease by one percentage point (since the targeted Federal funds rate is currently one percent) over a one-year time frame, our net interest income could decrease by approximately 3.7% or $711,000.

We may have higher loan losses than we have allowed for.

      Our loan losses could exceed the allowance for loan losses we have set aside. Our average loan size continues to increase. Reliance on historic loan loss experience may not be indicative of future loan losses. Approximately 60% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria we utilize, losses may be experienced as a result of various factors beyond our control, including, among other things, changes in market conditions affecting the value of our loan collateral and problems affecting the credit of our borrowers.

Our growth strategy may not be successful.

      As a strategy, we have sought to increase the size of our franchise by aggressively pursuing business development opportunities, and we have grown rapidly since our incorporation. The acquisition of The Community Bank is our first acquisition and is an expansion of that strategy, which previously relied only on internal growth. We can provide no assurance that we will continue to be successful in increasing the volume of our loans and deposits at acceptable risk levels and upon acceptable terms, expanding our asset base while managing the costs and implementation risks associated with this growth strategy. There can be no assurance that any further expansion will be profitable or that we will continue to be able to sustain our historical rate of growth, either through internal growth or through other successful expansions of our banking markets, or that we will be able to maintain capital sufficient to support our continued growth.

If we lose key employees with significant business contacts in our market area, our business may suffer.

      Our success is largely dependent on the personal contacts of our officers and employees in our market area. If we lose key employees temporarily or permanently, our business could be hurt. We could be particularly hurt if our key employees went to work for competitors. Our future success depends on the continued contributions of our existing senior management personnel, particularly on the efforts of F. Scott Bauer, Richard M. Cobb and Jeff T. Clark, each of whom has significant local experience and contacts in our market area.

Government regulations may prevent or impair our ability to pay dividends, engage in additional acquisitions, or operate in other ways.

      Current and future legislation and the policies established by federal and state regulatory authorities will affect our operations. We are subject to supervision and periodic examination by the Federal Reserve Board and the North Carolina Commissioner of Banks. Our principal subsidiary, Southern Community Bank and Trust, as a state chartered commercial bank, also receives regulatory scrutiny from the North Carolina Commissioner of Banks and the Federal Reserve Board. Banking regulations, designed primarily for the protection of depositors, may limit our growth and the return to you as an investor in our company, by restricting our activities, such as:

•	the payment of dividends to shareholders;

•	possible transactions with or acquisitions by other institutions;

•	desired investments;

•	loans and interest rates;

•	interest rates paid on deposits;

•	the possible expansion of branch offices; and

•	the ability to provide securities or trust services.

      We have elected to be regulated as a financial holding company to expand our opportunities to provide additional services, requiring us to comply with additional federal laws and regulations, and we could face enforcement actions by regulatory agencies. We cannot predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our business. The cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

The transaction with The Community Bank may not close and that will affect our capital calculations.

      A portion of the proceeds from this offering will be used to fund the cash component of the purchase price for The Community Bank. The Federal Reserve Board’s risk-based capital guidelines currently allow us to count approximately $20 million of the proceeds of the preferred securities as Tier 1 capital on our books if the transaction with The Community Bank is consummated. However, the amount of proceeds we count cannot comprise more than 25% of our core capital elements. Amounts in excess of that 25% limitation will count as Tier 2 supplementary capital on our books. Since we currently have outstanding convertible trust preferred securities, the proceeds of this offering will only qualify as Tier 2 supplementary capital if the transaction with The Community Bank is not consummated. Additionally, if the purchase of The Community Bank is not consummated, the ratio of earnings to fixed charges will be lower than that ratio would be if the purchase is consummated.

We may encounter integration difficulties or may fail to realize the anticipated benefits of The Community Bank transaction.

      The acquisition of The Community Bank is our first acquisition. Accordingly, our lack of integration experience may cause difficulties including, without limitation, the loss of key employees and customers, the disruption of our respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies.

We face strong competition in our market area, which may limit our asset growth and profitability.

      The banking business in our market area, which is the Piedmont Triad area including Winston-Salem and surrounding areas in north central North Carolina, is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and profitability. We experience competition in both lending and attracting funds from other banks and nonbank financial institutions located within our market area, some of which are significantly larger institutions. Nonbank competitors for deposits and deposit-type accounts include savings associations, credit unions, securities firms, money market funds, life insurance companies and the mutual funds industry. For loans, we encounter competition from other banks, savings associations, finance companies, mortgage bankers and brokers, insurance companies, small loan and credit card companies, credit unions, pension trusts and securities firms.

Our securities are not FDIC insured.

      Our securities are not savings or deposit accounts or other obligations of any bank, and are not insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other governmental agency and are subject to investment risk, including the possible loss of principal.

Risks Related To An Investment In The Preferred Securities

If we do not make interest payments under the debentures, the trust will be unable to pay distributions and liquidation amounts. The guarantee would not apply because the guarantee covers payments only if the trust has funds available.

      The trust will depend solely on our payments on the debentures to pay amounts due to you on the debentures. Without these payments, the trust will not have sufficient funds to pay distributions or the liquidation amount on the preferred securities. In that case, you will not be able to rely on the guarantee for payment of these amounts because the guarantee only applies if the trust has sufficient funds to make distributions or to pay the liquidation amount. Instead, you or the property trustee will have to institute a direct action against us to enforce the property trustee’s rights under the indenture relating to the debentures.

Payment obligations for our outstanding convertible trust preferred securities will rank equally with our payment obligations on the preferred securities.

      We have issued and outstanding $17.25 million in convertible trust preferred securities. Our obligation to make payments on the debentures for those securities will rank equally with our obligation to make payments on the debentures for the preferred securities issued in this offering. If we have insufficient funds to make payments on the debentures for either class of preferred securities, the trust will not have sufficient funds to fully pay distributions or the liquidation amount on the preferred securities. If we elect to defer payments on the debentures for our convertible trust preferred securities, we must also defer payments on the debentures for the preferred securities in this offering and vice versa.

We must rely on dividends from our bank subsidiary to make interest payments on the debentures to the trust.

      Our ability to make payments on the debentures when due will depend primarily on dividends from our bank subsidiary because we are a holding company and substantially all of our assets are held by our bank subsidiary. The ability of our bank subsidiary to pay dividends is subject to legal restrictions and the bank’s profitability, financial condition, capital expenditures and other cash flow requirements. We may also borrow additional funds, issue debt instruments, issue and sell shares of preferred stock, or engage in other types of financing activities, in order to increase our capital. Covenants contained in the loan or financing agreement or other debt instruments could restrict or condition our payment of cash dividends based on various financial considerations or factors.

Regulatory authorities may limit dividends paid to us and thereby our ability to make interest payments on the debentures to the trust.

      We cannot assure you that our bank subsidiary will be able to pay dividends in the future due to regulatory restrictions or that our regulators will not attempt to preclude us from making interest payments on the subordinated debentures. North Carolina banking law requires that cash dividends be paid by a bank only out of retained earnings and prohibits the payment of cash dividends if the bank’s surplus is less than 50% of its paid-in capital. We may also be precluded from making interest payments on the subordinated debentures by our regulators in order to address any perceived deficiencies in liquidity or regulatory capital levels at the holding company level. Such regulatory action would require us to obtain consent from our regulators prior to paying dividends on our common stock or interest on the subordinated debentures. In the event our regulators withheld their consent to our payment of interest on the subordinated debentures, we would exercise our right to defer interest payments on the subordinated debentures, and the trust would not have funds available to make distributions on the preferred securities during such period.

Our obligation to make interest payments to the trust on the debentures is subordinated to existing liabilities or additional debt we may incur.

      Our obligations under the debentures and the guarantee are unsecured and will rank junior in priority of payment to our existing liabilities and any future senior and subordinated indebtedness and will rank equally with the debentures and guarantee associated with our existing convertible trust preferred securities. We had no senior or subordinated indebtedness at June 30, 2003; however, the issuance of the debentures and the preferred securities does not limit our ability or the ability of our subsidiaries to incur additional indebtedness, guarantees or other liabilities. Also, because we are a holding company, the creditors of our bank subsidiary, including depositors, also will have priority over you in any distribution of our subsidiaries’ assets in liquidation, reorganization or otherwise. Accordingly, the debentures and the guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and you should look only to our assets for payments on the preferred securities and the debentures.

We have the option to defer interest payments on the debentures for substantial periods.

      As long as we are not in default under the indenture relating to the debentures, we may, at one or more times, defer interest payments on the debentures for up to 20 consecutive quarters. If we defer interest payments on the debentures, the trust will defer distributions on the preferred securities during any deferral period. If we elect to defer payments on the debentures for our convertible trust preferred securities, we must also defer payments on the debentures for the preferred securities in this offering and vice versa.

If we defer interest payments, you will still be required to recognize the deferred interest amounts as income.

      During a deferral period, you will be required to recognize as income for federal income tax purposes the amount approximately equal to the interest that accrues on your proportionate share of the debentures, held by the trust in the tax year in which that interest accrues, even though you will not receive these amounts until a later date if you hold the preferred securities until the deferred interest is paid.

If you sell your preferred securities during a deferral period, you will forfeit the deferred interest amount and only have a capital loss.

      You will not receive the cash related to any accrued and unpaid interest from the trust if you sell the preferred securities before the end of any deferral period. During a deferral period, accrued but unpaid distributions will increase your tax basis in the preferred securities. If you sell the preferred securities during a deferral period, your increased tax basis will decrease the amount of any capital gain or increase the amount of any capital loss that you may have otherwise realized on the sale. A capital loss, except in certain limited circumstances, cannot be applied to offset ordinary income. As a result, deferral of distributions could result in ordinary income, and a related tax liability for the holder, and a capital loss that may only be used to offset a capital gain.

Deferrals of interest payments may increase the volatility of the market price of the preferred securities.

      If we defer interest payments, the market price of the preferred securities would likely be adversely affected. The preferred securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debentures. If you sell the preferred securities during a deferral period, you may not receive the same return on investment as someone who continues to hold the preferred securities. Because of our right to defer interest payments, the market price of the preferred securities may be more volatile than the market prices of other securities without a deferral feature.

There are no financial covenants in the indenture and the trust agreement.

      The indenture governing the debentures and the trust agreement governing the trust do not require us to maintain any financial ratios or specified levels of net worth, revenues, income, cash flow or liquidity. The instruments do not protect holders of the debentures or the preferred securities in the event we experience significant adverse changes in our financial condition or results of operations. In addition, neither the indenture nor the trust agreement limit our ability or the ability of any subsidiary to incur additional indebtedness. Therefore, you should not consider the provisions of these governing instruments as a significant factor in evaluating whether we will be able to comply with our obligations under the debentures or the guarantee.

We may redeem some or all of the debentures at any time after December 31, 2008 and reduce the period during which you will receive distributions.

      We have the option to redeem any or all of the outstanding debentures after December 31, 2008 without the payment of any premium. Upon early redemption, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

We may redeem all of the debentures at any time upon the occurrence of certain events.

      We may redeem all of the debentures before their stated maturity without payment of premium within 90 days after certain occurrences at any time during the life of the trust. These occurrences include adverse tax, investment company or bank regulatory developments. Upon early redemption, you may be required to reinvest your principal at a time when you may not be able to earn a return that is as high as you were earning on the preferred securities.

Recent accounting changes may give rise to a future regulatory capital event that would entitle the trust to redeem the preferred securities and may also reduce our consolidated capital ratios.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, that addresses the consolidation rules to be applied to “variable interest entities.” FIN 46 has raised questions about whether variable interest entities, such as Southern Community Capital Trust I and Southern Community Capital Trust II, should be treated as consolidated subsidiaries of the companies that use them to issue trust preferred securities. If we conclude, in light of an interpretation of FIN 46 as applied to our trusts, that our trusts should no longer be consolidated, then we would be required to make certain adjustments to our financial statements to reflect the deconsolidation.

      The FASB also recently issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, which provides accounting guidance for the appropriate financial reporting balance sheet classification of trust preferred securities. Traditionally, trusts used for issuing trust preferred securities have been consolidated by their parent companies and trust preferred securities have been treated as eligible for Tier 1 regulatory capital treatment by bank holding companies under Federal Reserve Board rules and regulations. Accordingly, we have consolidated our existing trust in preparing our consolidated financial statements in the past and our outstanding convertible trust preferred securities have been treated as Tier 1 regulatory capital. Further, we have classified our existing outstanding convertible trust preferred securities as liabilities on our consolidated balance sheets in the past, and believe this classification is consistent with new FAS 150.

      Given the issues raised by FIN 46 and FAS 150, there could be a change to the regulatory capital treatment of trust preferred securities issued by U.S. bank holding companies. Specifically, it is possible that the Federal Reserve Board may conclude that trust preferred securities should no longer be treated as Tier 1 regulatory capital. If Tier 1 treatment were disallowed, then we would be able to redeem these preferred securities (and any other trust preferred securities we may have outstanding at that time) pursuant to the “Capital Treatment Event” redemption described in more detail on page 43.

      If Tier 1 treatment for our trust preferred securities were disallowed, there would be a reduction in our consolidated capital ratios. If the Federal Reserve Board were to grant Tier 2 status to our trust preferred securities transactions, we believe that we would remain “well capitalized” under Federal Reserve Board guidelines. If the Federal Reserve Board does not grant Tier 2 status, we nonetheless believe that we would remain in compliance with all of the Federal Reserve Board’s existing minimum capital requirements.

We can distribute the debentures to you, which may have adverse tax consequences for you and could also adversely affect the market price of the preferred securities.

      The trustees may dissolve the trust before maturity of the debentures and distribute the debentures to you under the terms of the trust agreement. Under current interpretations of United States federal income tax laws supporting classification of the trust as a grantor trust for tax purposes, a distribution of the debentures to you upon the dissolution of the trust would not be a taxable event to you. Nevertheless, if the trust is classified for United States income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of the debentures would be a taxable event to you. In addition, if there is a change in law, a distribution of the debentures upon the dissolution of the trust could be a taxable event to you. Also, the debentures that you may receive if the trust is liquidated may trade at a discount to the price that you paid to purchase the preferred securities.

There is no current public market for the preferred securities and their market prices may be subject to significant fluctuations.

      There is currently no public market for the preferred securities. There is no guarantee that the preferred securities will be accepted for listing on the Nasdaq National Market, that an active or liquid trading market will develop for the preferred securities, or that the quotation of the preferred securities will continue on the Nasdaq National Market. If an active trading market does not develop, the market price and liquidity of the preferred securities will be adversely affected. Even if an active public market does develop, there is no guarantee that the market price for the preferred securities will equal or exceed the price you pay for the preferred securities. The market price for the preferred securities, and the debentures that you may receive in a distribution, is also likely to decline during any period that we are deferring interest payments on the debentures or during a period of rising interest rates.

You must rely on the property trustee to enforce your rights if there is an event of default under the indenture.

      You may not be able to directly enforce your rights against us under the indenture if an event of default occurs. If an event of default occurs under the indenture, you must rely on the enforcement by the property trustee of its rights as holder of the debentures against us. The holders of a majority in liquidation amount of the preferred securities will have the right to direct the property trustee to enforce its rights. If the property trustee does not enforce its rights following an event of default and there is no request by the record holders of the debentures to do so, any record holder may, to the extent permitted by applicable law, take action directly against us to enforce the property trustee’s rights. If an event of default occurs that is attributable to our failure to pay interest or principal on the debentures, or if we default under the guarantee, you may proceed directly against us. You will not be able to exercise directly any other remedies available to the holders of the debentures, unless the property trustee fails to do so.

As a holder of preferred securities you have limited voting rights to replace the property trustee and the Delaware trustee.

      Holders of preferred securities only have voting rights that pertain primarily to certain amendments to the trust agreement. In general, only we can replace or remove any of the trustees. The holders of at least a majority in aggregate liquidation amount of the preferred securities may replace the property trustee and the Delaware trustee only if an event of default under the trust agreement occurs and is continuing.

The subordinated debentures and the preferred securities do not represent deposit accounts and are not insured.

      The subordinated debentures and the preferred securities do not represent bank deposit accounts and they are not obligations issued or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Certain statements contained in or incorporated by reference into this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of invoking these safe harbor provisions. You can identify these statements from our use of the words “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target” and similar expressions. These forward-looking statements may include, among other things:

•	statements relating to projected growth; leverage strategy; anticipated improvements in earnings, earnings per share, and other financial performance measures; and management’s long term performance goals;

•	statements relating to the anticipated effects on results of operations or financial condition from expected developments or events;

•	statements relating to our business and growth strategies, including potential acquisitions and branch openings; and

•	any other statements which are not historical facts.

      Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the “Risk Factors” section of this prospectus on page 25.

REGULATORY CONSIDERATIONS

      Because we are a financial holding company under the Bank Holding Company Act, the Federal Reserve Board regulates, supervises and examines us, and our consolidated subsidiaries. For a discussion of the material elements of the regulatory framework applicable to financial holding companies, bank holding companies and their subsidiaries, and specific information relevant to us, please refer to our annual report on Form 10-K for the fiscal year ended December 31, 2002, quarterly reports on Form 10-Q, current reports on Form 8-K and any subsequent reports we file with the SEC, which are incorporated by reference into this prospectus. This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of our or the trust’s security holders. As a result of this regulatory framework, our earnings are affected by actions of the Federal Reserve Board, the North Carolina Commissioner of Banks, which regulates our banking subsidiaries, and the Federal Deposit Insurance Corporation, which insures the deposits of our banking subsidiaries within certain limits. Our earnings are also affected by general economic conditions, our management policies and legislative action. In addition, there are numerous governmental requirements and regulations that affect our business activities. A change in applicable statutes, regulations or regulatory policy may have a material effect on our business. Depository institutions, like our bank subsidiary, are also affected by various federal laws, including those relating to consumer protection and similar matters.

USE OF PROCEEDS

      The trust will invest all of the proceeds from the sale of the preferred securities in the debentures. We anticipate that the net proceeds to us from the sale of the debentures, assuming the underwriters do not exercise their option to cover over-allotments, will be approximately $28.6 million after deducting offering expenses and underwriting commissions, estimated to be $1.4 million.

      We intend to use the net proceeds for two purposes: (i) to fund the cash portion of the purchase price for The Community Bank; and (ii) to fund continued expansion of our franchise. We intend to use approximately $9.0 million of the net proceeds from the sale of the debentures to fund part of the cash component of the purchase price of The Community Bank. We intend to use the remainder of the net proceeds from the sale of the debentures for general corporate purposes, including investments in or loans to our bank subsidiaries, Southern Community Bank and Trust and The Community Bank (after its acquisition), to fund their operations and their continued expansion, and the operation and continued expansion of their subsidiaries, and to maintain the subsidiary banks’ status as “well capitalized” banks under the guidelines of their regulators. We may use the remaining portions of the net proceeds for our general corporate purposes, including, but not limited to, the possible repurchase of shares of our common stock and acquisitions of, or investments in, bank or permissible non-bank entities by either us or our subsidiary banks (although no agreements or understandings presently exist with respect to any such acquisitions, other than the pending acquisition of The Community Bank). Before we apply any of the proceeds for any of these uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon our funding requirements, the funding and capital requirements of our bank subsidiaries, and whether we have funds available from other sources that we can use for any of those purposes. The Federal Reserve Board’s risk-based capital guidelines currently allow us to count approximately $20 million of the proceeds of the preferred securities as Tier 1 capital on our books if the purchase of The Community Bank is consummated. The amount of proceeds we count as Tier 1 capital cannot comprise more than 25% of our core capital elements. Amounts in excess of that 25% limitation will count as Tier 2 supplementary capital on our books. Prior to the closing of the acquisition of The Community Bank, substantially all of the proceeds will qualify as Tier 2 supplementary capital.

ACCOUNTING TREATMENT

      For financial reporting purposes, the trust will be treated as our subsidiary, and the trust’s financial statements will be included in our consolidated financial statements. For financial reporting purposes, we will record distributions payable on the preferred securities as an interest expense in our consolidated statements of operations. In our future financial reports, we will:

•	present the preferred securities on our consolidated balance sheets as trust preferred securities;

•	include in a footnote to the consolidated financial statements disclosure that the sole assets of the trust are the debentures specifying the principal amount, interest rate and maturity date of debentures held; and

•	include, in a footnote to the consolidated financial statements, disclosure that:

•	the trust is wholly owned; and

•	our obligations under the debentures, the indenture, the trust agreement and the guarantee, in total, constitute a full and unconditional guarantee by us of the trust’s obligations under the preferred securities.

We do not expect that the trust will file separate reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Because the trust will have no material assets or liabilities until we complete this offering, we do not believe that separate financial statements for the trust would be material to you in deciding whether to invest in the preferred securities. For that reason, separate financial statements of the trust are not included in this prospectus.

CAPITALIZATION

      The following table sets forth (i) our consolidated capitalization at June 30, 2003 and (ii) our consolidated capitalization giving effect to the issuance of the preferred securities hereby offered by the trust and our receipt of the net proceeds from the corresponding sale of the subordinated debentures to the trust, as if the sale of the preferred securities occurred on June 30, 2003, and assuming the underwriters’ over-allotment option was not exercised. This data should be read in conjunction with our consolidated financial statements and the related notes thereto. There can be no assurances that the transaction with The Community Bank will be consummated.

	At June 30, 2003

			As Adjusted for
		As Adjusted for	Trust Preferred
	Historical	Trust Preferred	and Merger

	(Dollars in thousands)
Indebtedness:
Long-term debt(1)	$65,975	$65,975	$71,225
Convertible trust preferred securities	17,250	17,250	17,250
Trust preferred securities	—	30,000	30,000

Total indebtedness	83,225	113,225	118,475

Stockholders’ equity:
Common stock, no par value, 30,000,000 shares authorized; 8,791,683 shares issued and outstanding	43,123	43,123	104,624
Retained earnings	3,629	3,629	3,629
Accumulated other comprehensive income	2,256	2,256	2,256

Total stockholders’ equity	49,008	49,008	110,509

Total capitalization	$132,233	$162,233	$228,984

Capital ratios(2):
Tier 1 leverage(3)	9.62%	9.62%	10.40%
Tier 1 risk-based capital(4)	10.96%	10.84%	12.77%
Total risk-based capital(4)	12.54%	17.74%	15.62%
Equity to total assets	6.75%	6.48%	10.68%

(1)	Federal Home Loan Bank advances maturing more than one year from June 30, 2003.

(2)	The capital ratios, as adjusted, for Southern Community Financial Corporation are computed including the total estimated proceeds from the sale of preferred securities, in a manner consistent with Federal Reserve guidelines.

(3)	The leverage ratio is Tier 1 capital divided by average quarterly assets.

(4)	The convertible and trust preferred securities have been structured to qualify as Tier 1 capital. However, in calculating the amount of Tier 1 qualifying capital, the convertible preferred securities may only be included up to the amount constituting 25% of Tier 1 core capital elements, with any excess includable as Tier 2 capital for purposes of determining our total risk-based capital ratio.

BUSINESS

Who We Are

      Southern Community Financial Corporation is the holding company for Southern Community Bank and Trust. The bank began operations on November 18, 1996, and effective October 1, 2001, became a wholly owned subsidiary of Southern Community Financial Corporation, a newly formed financial holding company. We are based in Winston-Salem, North Carolina, which is located in the north central region of the state, an area also known as the Piedmont Triad. The Piedmont Triad area includes the cities of Winston-Salem, Greensboro and High Point.

      At June 30, 2003, Southern Community Financial Corporation had:

•	total assets of $726.1 million,

•	net loans of $464.3 million,

•	deposits of $505.4 million, and

•	stockholders’ equity of $49.0 million.

      We had net income of $3.2 million, $2.1 million and $2.4 million and diluted earnings per share of $0.35, $0.23 and $0.29 for the years ended December 31, 2002, 2001 and 2000, respectively.

      We have been, and intend to remain, a community-focused financial institution offering a full range of financial services to individuals, businesses and nonprofit organizations in the communities we serve. Our banking services include checking and savings accounts; commercial, installment, mortgage, and personal loans; safe deposit boxes; and other associated services to satisfy the needs of our customers.

      In six and a half years of existence, we have accomplished the following:

•	Assembled a management team with knowledge of our local markets and over 100 years of banking experience;

•	Focused on growing internally and reached total assets of $726.1 million as of June 30, 2003 with a loan portfolio primarily composed of commercially related loans;

•	Maintained a strong credit culture. As of June 30, 2003, our non-performing assets totaled $1.8 million or 0.24% of total assets and our allowance for loan losses was $6.8 million or 1.45% of total loans and 624% of non-performing loans;

•	Registered 20 consecutive quarters of profitability after becoming profitable in our seventh quarter of operation;

•	Entered into a definitive agreement to acquire The Community Bank, Pilot Mountain, North Carolina, as a wholly owned subsidiary, which had $241.8 million in total assets and ten banking offices as of June 30, 2003;

•	Established eight banking offices including four in Winston-Salem and one each in Clemmons, Kernersville, High Point, and Yadkinville;

•	Began offering trust services in 2002, including investment management, administration and advisory services primarily for individuals, partnerships and corporations;

•	Sold $17.25 million in convertible trust preferred securities to the public in February 2002; and

•	Listed our common stock on the Nasdaq National Market System on January 2, 2002.

      The website for the bank is www.smallenoughtocare.com. The bank is a member of the Federal Reserve System and its deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. The address of our principal executive office is 4605 Country Club Road, Winston-Salem, North Carolina 27104 and our telephone number is (336) 768-8500. Our common stock is currently traded on the Nasdaq National

Market System under the symbol “SCMF” and our convertible trust preferred securities are traded under the symbol “SCMFP” on the Nasdaq National Market System.

Historical Financial Summary

      The table below presents selected operating and financial highlights:

	As of or For the
	Six Months Ended		As of or For the
	June 30,		Years Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(Dollars in thousands, except per share data)
Total revenue(1)	$12,616	$9,384	$21,405	$16,734	$14,085	$8,856	$5,535
Net income	1,799	1,228	3,214	2,105	2,416	1,536	525
Diluted earnings per share	0.19	0.13	0.35	0.23	0.29	0.18	0.07
Total assets	726,121	564,917	612,239	481,220	384,027	254,172	174,474
Loans	471,145	401,686	421,938	360,288	282,161	200,312	127,095
Deposits	505,373	436,401	449,216	392,851	338,753	218,953	143,850
Stockholders’ equity	49,008	44,158	47,539	42,451	36,950	31,766	29,926
Efficiency ratio(2)	68.35%	71.59%	69.05%	66.70%	61.93%	66.53%	68.83%
Return on average stockholders’ equity(3)	7.51%	5.79%	7.24%	5.13%	7.27%	5.00%	2.03%
Net loan charge-offs to average loans(3)	0.34%	0.11%	0.18%	0.38%	0.09%	0.02%	0.02%

(1)	Total revenue is defined as net interest income plus non-interest income.

(2)	Non-interest expense divided by the sum of net interest income plus non-interest income.

(3)	Annualized for interim periods.

Our Market Area

      We consider our primary market area to be the Piedmont Triad area of North Carolina, including Winston-Salem, Clemmons, Kernersville (all in Forsyth County), Yadkinville (Yadkin County) and High Point (Guilford County), North Carolina, and to a lesser extent, adjoining counties. We opened the High Point branch during 2002.

      The Piedmont Triad is a 12 county region located in the north central Piedmont of North Carolina and is named for the three largest cities in the region, Winston-Salem, Greensboro and High Point. The region has almost 15% of the state’s population. The region’s population grew an estimated 12.3% between 1990 and 2000. Its estimated population in 2001 was 1.18 million.

      The Piedmont Triad is the largest Metropolitan Statistical Area located entirely in North Carolina. The MSA is also one of the top 50 in the country in both total population and number of households. Winston-Salem is the largest city in Forsyth County and the fourth largest city in North Carolina. Forsyth County had an estimated population of 310,187 in 2001, Yadkin County was estimated at 36,859, and Guilford County had an estimated population of 425,097. The Piedmont Triad is the economic hub of northwest North Carolina. In 2001, the median family income in both Forsyth and Guilford Counties was over $42,000. In Yadkin County, it was over $36,600. The Piedmont Triad has a very balanced and diversified economy. Approximately 99% of the work force is employed in nonagricultural wage and salary positions. The major employment sectors in 2002 were services (29%), manufacturing (23%), trade (22%), finance, communications and utilities (11%), government (11%) and construction (5%). Unemployment has increased in the Piedmont Triad over the last two years and averaged 6.3% in Guilford County, 5.5% in Yadkin County and 5.4% in Forsyth County in 2002.

      There has been significant consolidation of banking institutions in this market area. Within the last two years, Wachovia Bank, one of the two largest regional commercial banks in the Southeastern United States with its headquarters in Winston-Salem, with North Carolina assets in excess of ten billion dollars, merged with First Union National Bank, a financial institution headquartered in Charlotte, North Carolina. We expect this consolidation to continue to offer significant opportunities for growth in our market area.

      The bank serves our market area through eight full service branch locations, including four branches located in Winston-Salem. Our television and radio advertising has extended into this market area for several years, providing the bank name recognition in the Piedmont Triad area. The bank’s customers may access various banking services through twelve ATMs owned by the bank and ATMs owned by others, through debit cards, and through the bank’s automated telephone and internet electronic banking products. These products allow the bank’s customers to apply for loans, access account information and conduct various transactions from their telephones and computers.

      Upon completion of the purchase of The Community Bank, which is anticipated by the end of the fourth quarter of 2003, we will expand our market area into four contiguous counties in the Piedmont (Surry, Rockingham, Stokes, and Iredell) and add ten banking offices.

      Neither our market area, nor that of The Community Bank, suffered any material adverse effect from Hurricane Isabel, which struck the Atlantic coast of North Carolina in September 2003.

Business Strategy

      We established our bank with the objective of becoming a vital, long-term player in our markets with a reputation for quality customer service provided by a financially sound organization. Our business strategy is to operate as an institution that is well capitalized, strong in asset quality, profitable, independent, customer-oriented and connected to our community.

      A commitment to customer service is at the foundation of our approach. Our commitment is to put our customers first and we believe it differentiates us from our competitors. Making good quality, profitable loans, which result in a long-standing relationship with our borrowers, will continue to be a cornerstone of our strategy. We intend to leverage the core relationships we build by providing a variety of services to our customers. With that focus, we target:

•	Small and medium sized businesses, and the owners and managers of these entities;

•	Professional and middle managers of locally based companies;

•	Residential real estate developers; and

•	Individual consumers.

      We intend to grow our franchise through new and existing relationships developed by our associates, by taking advantage of the opportunity to acquire new relationships resulting from recent significant consolidation among banks in our markets, including Wachovia Corporation’s merger with First Union Corporation, and by expanding to contiguous areas through de novo entry and potentially through acquisitions which make strategic and economic sense.

      We also intend to continue to diversify our revenue in order to generate non-interest income. These efforts have included offering investment brokerage services, our mortgage loan department, our small business investment company manager (which generates management fees) and the creation of our trust department. For the year ended December 31, 2002 our non-interest income represented 18.4% of our total revenue. We believe that the profitability of these added businesses and services, not just the revenue generated, is critical to our success.

      Key aspects of our strategy and mission include:

•	To provide community-oriented banking services by delivering a broad range of financial services to our customers through responsive service and communication;

•	To form a partnership with our customers whereby our decision making and product offerings are geared toward their best long-term interests;

•	To be recognized in our community as a long- term player with employees, stockholders and board members committed to that effort; and

•	To be progressive in our adoption of new technology so that we can provide our customers access to products and services that meet their needs for convenience and efficiency.

      Our belief is that our way of doing business will build a profitable corporation and shareholder value. We want to consistently reward our shareholders for their investment and trust in us.

Lending Activities

      We provide to our customers residential, commercial and construction loans secured by real estate, as well as a full range of short- to medium-term commercial and industrial, Small Business Administration guaranteed and personal loans, both secured and unsecured. We have focused our lending activities on the types of loans that we believe will be most in demand by our target customers, as presented in the loan portfolio composition tables below:

			At December 31,

	At June 30
	2003		2002		2001

		Percent		Percent		Percent
	Amount	of Total	Amount	of Total	Amount	of Total

	(Dollars in thousands)
Residential mortgage loans	$125,292	26.6%	$118,572	28.1%	$105,357	29.2%
Commercial mortgage loans	174,316	37.0%	137,812	32.7%	89,354	24.8%
Construction loans	65,533	13.9%	64,500	15.3%	61,558	17.1%
Commercial and industrial loans	77,004	16.3%	71,948	17.0%	77,820	21.6%
Loans to individuals	29,000	6.2%	29,106	6.9%	26,199	7.3%

Subtotal	471,145	100.0%	421,938	100.0%	360,288	100.0%

Less: Allowance for loan losses	(6,816)		(6,342)		(5,400)

Net loans	$464,329		$415,596		$354,888

MANAGEMENT

      We have assembled a community-oriented board of directors and a management team with extensive local experience and long-term relationships in our market area. We believe this enhances our ability to attract and retain commercial customers. The following table lists the directors and senior executive officers of Southern Community Financial Corporation, their ages at December 31, 2002, and their principal occupations for the last five years.

Name and Age	Principal Occupation

Don G. Angell, 63	Chief Executive Officer, Angell Group (holding company); Chairman of the Board, Southeastern Hospitality (hotels); Chairman of the Board, Meadowbrook of North Carolina (health care); all of Clemmons, North Carolina.

F. Scott Bauer, 48	Chairman (since January 2002), President and Chief Executive Officer, Southern Community Financial Corporation since October 2001; Chairman (since January 2002), President (from incorporation until January 2002) and Chief Executive Officer (since incorporation), Southern Community Bank and Trust. Mr. Bauer originated the concept of the bank and formed the organizing committee for the bank in 1995. He began his career at Wachovia Bank as a personal banker. Five years later, Mr. Bauer joined Northwestern Bank as a vice-president in commercial banking. After First Union acquired Northwestern Bank, he sold corporate services to middle market companies. In 1989, Mr. Bauer moved to Southern National Bank where he eventually became the bank’s city executive for Winston-Salem. Shortly after he became city executive, Southern National Bank merged with Branch Banking and Trust Company (BB&T). Seeing a need for an institution built on serving customer needs, Mr. Bauer left to start Southern Community Bank and Trust. Mr. Bauer holds a Bachelor of Science degree in Business Administration from the University of North Carolina at Chapel Hill and a Masters in banking from the Stonier Graduate School of Banking at the University of Delaware.

Richard A. Brenner, 39	Chief Executive Officer, Amarr Company (manufacturer of garage doors); Director of Blue Rhino Corporation (propane gas cylinder exchange) (listed on the Nasdaq National Market under the symbol “RINO”); all of Winston-Salem, North Carolina.

James G. Chrysson, 47	Vice President and Co-owner, C.B. Development Co., Inc. (real estate development and construction), Winston-Salem, North Carolina.

Jeff T. Clark, 39	Executive Vice President of Southern Community Financial Corporation (since October 2001); President, Southern Community Bank and Trust (since January 2002); prior to that, Executive Vice President (since incorporation), Southern Community Bank and Trust (responsible for commercial and retail banking for the Bank). Mr. Clark joined the bank in August 1996 prior to its incorporation. Prior to joining the bank, he was a senior commercial loan officer for Southern National Bank in Winston-Salem, North Carolina. Mr. Clark earned a degree in business administration from High Point University.

Name and Age	Principal Occupation

Richard M. Cobb, 50	Executive Vice President, Chief Operating Officer (since January 2002) and Chief Financial Officer of Southern Community Financial Corporation (since October 2001); Executive Vice President, Chief Operating Officer (since January 2002) and Chief Financial Officer (since incorporation), Southern Community Bank and Trust. Mr. Cobb joined the bank in May 1996 prior to its incorporation. He is a Certified Public Accountant and has more than 20 years of banking and financial experience. Mr. Cobb served as Senior Vice President and Chief Financial Officer of Triad Bank, Greensboro, North Carolina from 1992 until he joined the bank in 1996. Prior to joining Triad Bank, he was a commercial loan officer with BB&T. He received his Bachelor of Science in Business Administration and Master of Accountancy degrees from the University of South Carolina.

Matthew G. Gallins, 46	President, Gallins Vending Company, Inc., Winston-Salem, North Carolina.

Dianne M. Neal, 43	Chief Financial Officer of R.J. Reynolds Tobacco Holdings, Inc. since 2003; prior to that, Vice-President of Investor Relations since 1999, Vice President and Controller 1997-1999, prior to that, Director of Financial Planning and Accounting, R.J. Reynolds Tobacco Holdings, Inc., Winston-Salem, North Carolina.

Billy D. Prim, 46	Chairman and Chief Executive Officer, Blue Rhino Corporation (propane gas cylinder exchange), Winston-Salem, North Carolina (listed on the Nasdaq National Market under the symbol “RINO”).

Annette Y. Scippio, 53	Executive Director, Leadership Winston-Salem (community organization), Winston-Salem, North Carolina.

Durward A. Smith, Jr., 62	Chairman, DAC Products, Inc. (manufacturing), Rural Hall, North Carolina.

William G. Ward, Sr., M.D., 49	Professor of Orthopaedic Surgery, Wake Forest Baptist Medical Center, Winston-Salem, North Carolina.

Anthony H. Watts, 47	President/Chief Executive Officer, A. Watts, Inc. (general construction), Winston-Salem, North Carolina.

DESCRIPTION OF THE TRUST

      Southern Community Capital Trust II is a statutory trust formed pursuant to the Delaware Statutory Trust Act under a trust agreement executed by us, as sponsor for the trust, and the trustees. A certificate of trust has been filed with the Delaware Secretary of State. The trust agreement is an exhibit to the registration statement of which this prospectus is a part. The trust agreement will be qualified under the Trust Indenture Act of 1939.

      The holders of the preferred securities issued pursuant to the offering described in this prospectus will own all of the issued and outstanding preferred securities of the trust which have priority over the other securities of the trust in certain circumstances, as specified in this prospectus. We will not initially own any of the preferred securities. We will acquire common securities in an amount equal to at least 3% of the total capital of the trust and will initially own, directly or indirectly, all of the issued and outstanding common securities. The common securities, together with the preferred securities, are called the trust securities. Distributions on the preferred securities issued pursuant to this offering will rank equally in payment with our currently outstanding convertible trust preferred securities.

      The trust exists exclusively for the purposes of:

•	issuing its preferred securities to the public for cash;

•	issuing its common securities to us in exchange for our capitalization of the trust;

•	investing the proceeds from the sale of the trust securities in an equivalent amount of debentures; and

•	engaging in other activities that are incidental to those listed above, such as receiving payments on the debentures and making distributions to security holders, furnishing notices and other administrative tasks.

      The rights of the holders of the trust securities are as set forth in the trust agreement, the Delaware Statutory Trust Act and the Trust Indenture Act of 1939. The trust agreement does not permit the trust to borrow money or make any investment other than its investment in the debentures. Other than with respect to the trust securities, Southern Community Financial Corporation has agreed to pay for all debts and obligations and all costs and expenses of the trust, including the fees and expenses of the trustees and any income taxes, duties and other governmental charges, and all costs and expenses related to these charges, to which the trust may become subject, except for United States withholding taxes that are properly withheld.

      The number of trustees of the trust will initially be five. Three of the trustees will be persons who are employees or officers of or who are affiliated with Southern Community Financial Corporation. They are the administrative trustees. The fourth trustee, called the Delaware trustee, will be an entity that maintains its principal place of business in the State of Delaware. Initially, Wilmington Trust Company, a Delaware banking corporation, will act as Delaware trustee. The fifth trustee, called the property trustee, will also initially be Wilmington Trust Company. The property trustee is the institutional trustee under the trust agreement and acts as the indenture trustee called for under the applicable provisions of the Trust Indenture Act. Also for purposes of compliance with the Trust Indenture Act, Wilmington Trust Company will act as guarantee trustee and indenture trustee under the guarantee agreement and the indenture. We, as holder of all of the common securities, will have the right to appoint or remove any trustee unless an event of default under the indenture has occurred and is continuing, in which case only the holders of the preferred securities may remove the Delaware trustee or the property trustee. The trust has a term of approximately 31 years but may terminate earlier as provided in the trust agreement.

      The property trustee will hold the debentures for the benefit of the holders of the trust securities and will have the power to exercise all rights, powers and privileges under the indenture as the holder of the debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest-bearing “payment account” established with Wilmington Trust Company to hold all payments made on the debentures for the benefit of the holders of the trust securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the trust securities out of funds from the payment account. The guarantee trustee will hold the guarantee for the benefit of the holders of the preferred securities. We will pay all fees and expenses related to the trust and the offering of the preferred securities, including the fees and expenses of the trustees.

      We previously sold $17.25 million in convertible trust preferred securities through Southern Community Capital Trust I, which used the proceeds of the sale to purchase convertible subordinated debentures from us. The debentures we will sell to Southern Community Trust II will rank equally with the convertible subordinated debentures sold to Southern Community Capital Trust I.

DESCRIPTION OF THE PREFERRED SECURITIES

      The preferred securities will be issued pursuant to the trust agreement. The preferred securities will represent preferred undivided beneficial interests in the assets of the trust. You, as a holder of the preferred securities, will be entitled to a preference over the common securities in certain limited circumstances with respect to distributions and amounts payable on liquidation or redemption, as well as other benefits described in the trust agreement. This is a summary of the terms and provisions of the preferred securities and the trust agreement, and we believe it describes all the material provisions that would be important to you to make an informed investment decision. For more information about the trust agreement, see “Description of the Trust” beginning on page 39. Prospective investors are also urged to read the form of the trust agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You also can request a copy of the form of the trust agreement from Wilmington Trust Company, the property trustee for the preferred securities under the trust agreement for purposes of complying with the provisions of the Trust Indenture Act. The terms of the preferred securities will include those stated in the trust agreement and those made part of the trust agreement by the Trust Indenture Act.

General

      The trust agreement authorizes the administrative trustees, on behalf of the trust, to issue the trust securities, which are comprised of the preferred securities to be sold to the public and the common securities to be sold to us. We will own all of the common securities issued by the trust. The trust is not permitted to issue any securities other than the trust securities or incur any other indebtedness.

      The preferred securities will represent preferred undivided beneficial interests in the assets of the trust, and the holders of the preferred securities will be entitled to a preference over the common securities of the trust upon an event of default with respect to distributions and amounts payable on redemption or liquidation. The preferred securities will rank equally, and payments on the preferred securities will be made proportionally, with the common securities, except as described under “— Subordination of Common Securities” on page 45.

      The property trustee will hold legal title to the debentures in trust for the benefit of the holders of the trust securities. We will guarantee the payment of distributions out of money held by the trust, and payments upon redemption of the preferred securities or liquidation of the trust, to the extent described under “Description of the Guarantee” on page 61. We will not guarantee any payment when the trust does not have sufficient funds available to make these payments.

Distributions

      Source of Distributions. The funds of the trust available for distribution to holders of the preferred securities will be limited to payments made under the debentures, which the trust will purchase from us with the proceeds from the sale of the trust securities. Distributions will be paid through the property trustee, which will hold the amounts received from our interest payments on the debentures in the payment account for the benefit of the holders of the trust securities. If we do not make interest payments on the debentures, the property trustee will not have funds available to pay distributions on the preferred securities.

      Payment of Distributions. Distributions on the preferred securities will be payable at an annual rate of 7.95% of the stated liquidation amount, payable quarterly on March 31, June 30, September 30 and December 31 of each year. To be entitled to receive distributions, the preferred security must be registered in your name at 5:00 p.m., New York, New York time on the relevant record dates. The record date for distributions on the preferred securities will be the 15th day of the month in which the relevant distribution date occurs even if that day is not a business day. The first distribution date for the preferred securities will be December 31, 2003.

      Distributions will accumulate from the date of issuance, will be cumulative and will be computed on the basis of a 360-day year of twelve 30-day months. If the distribution date is not a business day, then payment of the distributions will be made on the next day that is a business day, without any additional interest or other payment for the delay. However, if the next business day is in the next calendar year, payment of the distribution will be made on the business day immediately preceding the scheduled distribution date. When we use the term “business day” we mean any day other than a Saturday, a Sunday, a day on which banking institutions in New York, New York are authorized or required by law, regulation or executive order to remain closed or a day on which the corporate trust office of the property trustee or the indenture trustee is closed for business.

      Extension Period. If we are not in default under the indenture, we have the right to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. We refer to this period of deferral as an “extension period.” No extension period may extend beyond December 31, 2033 or end on a date other than an interest payment date, which dates are the same as the distribution dates. If we defer the payment of interest, quarterly distributions on the preferred securities will also be deferred during any such extension period. Any deferred distributions under the preferred securities will accumulate additional amounts at the annual rate of 7.95%, compounded quarterly from the relevant distribution date. The term “distributions” as used in this prospectus includes those accumulated amounts.

      If we defer payments on the debentures we issued to Southern Community Capital Trust I in connection with our prior issuance of convertible trust preferred securities, we will be forced to defer payments on the debentures and distributions on the preferred securities. Likewise, if we defer payments on the debentures and distributions on the preferred securities, we will be forced to defer payments on the debentures previously issued to Southern Community Capital Trust I as well as any distributions on the convertible trust preferred securities issued by Southern Community Capital Trust I.

      During an extension period, we may not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than the payment of dividends or distributions to us);

•	make any payment of principal, interest or premium on or repay, repurchase or redeem any debt securities that rank equally with or junior in interest to, the debentures (including any payments on the debentures we issued to Southern Community Capital Trust I in February, 2002) or allow any of our subsidiaries to do the same;

•	make any guarantee payments with respect to any other guarantee by us of any other debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee); or

•	redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

      After the termination of any extension period and the payment of all amounts due, we may elect to begin a new extension period, subject to the above requirements.

      We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days prior to the earlier of:

•	the next date distributions would have been payable on the preferred securities but for the election to defer interest payments; or

•	the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

      The property trustee will notify you within five business days of our election to defer interest payments. Except as described above, there is no limitation on the number of times that we may elect to defer interest payments and begin an extension period. Because interest will continue to accrue on the subordinated debentures during an extension period, you will be required to accrue and recognize income in the amount of your deferred distributions for United States federal income tax purposes.

      We do not currently intend to exercise our right to defer distributions on the preferred securities by deferring the payment of interest on the debentures.

Redemption or Exchange

      General. Subject to the prior approval of the Federal Reserve, if required, we will have the right to redeem the debentures:

•	in whole at any time, or in part from time to time, after December 31, 2008;

•	in whole at any time, within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms we define below; or

•	at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

      Mandatory Redemption. Upon our repayment or redemption, in whole or in part, of any debentures issued under the indenture, at maturity or earlier, the property trustee will apply the proceeds to redeem the same amount of the trust securities at the redemption price upon not less than 30 days’ nor more than 60 days’ notice. The redemption price will equal 100% of the aggregate liquidation amount of the trust securities, plus accumulated but unpaid distributions to the date of redemption. If less than all of the debentures are to be repaid or redeemed, then the proceeds from such repayment or redemption will be allocated to redemption of preferred securities and common securities proportionately.

      Distribution of Debentures in Exchange for Preferred Securities. Upon prior approval of the Federal Reserve, if required, we will have the right at any time to dissolve, wind-up or terminate the trust and, after satisfaction of the liabilities of creditors of the trust as provided by applicable law, including, without limitation, amounts due and owing the trustees of the trust, cause the debentures to be distributed directly to the holders of trust securities in liquidation of the trust.

      After the liquidation date fixed for any distribution of debentures in exchange for preferred securities:

•	those trust securities will no longer be deemed to be outstanding;

•	certificates representing debentures in a principal amount equal to the liquidation amount of those preferred securities will be issued in exchange for the preferred securities;

•	we will use our best efforts to list the debentures on the Nasdaq National Market or another national exchange;

•	any certificates representing trust securities that are not surrendered for exchange will be deemed to represent debentures with a principal amount equal to the liquidation amount of those preferred securities, accruing interest at the rate provided for in the debentures from the last distribution date on the preferred securities; and

•	all rights of the trust security holders other than the right to receive debentures upon surrender of a certificate representing trust securities will terminate.

      We cannot assure you that the market prices for the preferred securities or the debentures that may be distributed if a dissolution and liquidation of the trust were to occur would be favorable. The preferred securities that an investor may purchase, or the debentures that an investor may receive on dissolution and liquidation of the trust, may trade at a discount to the price that the investor paid to purchase the preferred securities.

      Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event. If a Tax Event, an Investment Company Event or a Capital Treatment Event occurs, we will have the right to redeem the debentures in whole, but not in part, and thereby cause a mandatory redemption of all of the trust securities at the redemption price described above. If one of these events occurs and we do not elect to redeem the debentures, or to dissolve the trust and cause the debentures to be distributed to holders of the trust securities, then the preferred securities will remain outstanding and additional interest may be payable on the debentures.

      “Tax Event” means the receipt by the trust and us of an opinion of counsel experienced in such matters stating that, as a result of any change or prospective change in the laws or regulations of the United States or any political subdivision or taxing authority of the United States, or as a result of any official administrative pronouncement or judicial decision interpreting or applying the tax laws or regulations, there is more than an insubstantial risk that:

•	interest payable by us on the debentures is not, or within 90 days of the date of the opinion will not be, deductible by us, in whole or in part, for federal income tax purposes;

•	the trust is, or will be within 90 days after the date of the opinion, subject to federal income tax with respect to income received or accrued on the debentures; or

•	the trust is, or will be within 90 days after the date of opinion, subject to more than an immaterial amount of other taxes, duties, assessments or other governmental charges.

      “Investment Company Event” means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that the trust is or will be considered an “investment company” that is required to be registered under the Investment Company Act as a result of a change in law or regulation or a change in interpretation or application of law or regulation.

      “Capital Treatment Event” means the receipt by the trust and us of an opinion of counsel experienced in such matters to the effect that there is more than an insubstantial risk of impairment of our ability to treat the preferred securities as Tier 1 capital for purposes of the current capital adequacy guidelines of the Federal Reserve, as a result of any amendment to any laws or any regulations.

      For all of the events described above, we or the trust must request and receive an opinion with regard to the event within a reasonable period of time after we become aware of the possible occurrence of an event of this kind.

      Redemption of Debentures in Exchange for Preferred Securities We Purchase. Subject to applicable law, if we are not exercising our right to defer interest payments on the debentures, we or our affiliates may from time to time purchase outstanding preferred securities by tender, in the open market or by private agreement. If we do, we, or our affiliates, may not resell or transfer those preferred securities other than to another affiliate of ours. However, we, or our affiliates, can choose to exchange any of those preferred securities for subordinated debentures in a principal amount equal to the liquidation amount of the preferred securities being exchanged. Any preferred securities that we exchange for subordinated debentures will be cancelled. If we exchange preferred securities for subordinated debentures, a proportionate amount of the common securities we hold also will be exchanged for subordinated debentures, and those exchanged common securities also will be cancelled. We may at any time deliver the subordinated debentures we receive in exchange for the preferred securities and common securities to the property trustee for cancellation. After the date of redemption involving an exchange by us, the trust securities we surrender will no longer be deemed outstanding and the debentures redeemed in exchange will be cancelled.

      Redemption Procedures. Preferred securities will be redeemed at the redemption price with the proceeds from our redemption of the applicable debentures. Any redemption of the preferred securities will be made, and the redemption price will be payable, on each redemption date only to the extent that the trust has funds available for the payment of the redemption price.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the date of redemption to each holder of trust securities to be redeemed at its registered address. Unless we default in payment of the redemption price on the debentures, interest will cease to accumulate on the debentures called for redemption on and after the date of redemption.

      If the trust gives notice of redemption on any of its trust securities, then the property trustee, to the extent funds are available, will irrevocably deposit with the Depository Trust Company funds sufficient to pay the aggregate redemption price. The property trustee will also give the Depository Trust Company irrevocable instructions to pay the redemption price to the trust securities holders. If the preferred securities are no longer in book-entry only form, the property trustee, to the extent funds are available, will deposit with the designated paying agent for those preferred securities funds sufficient to pay the aggregate redemption price. The property trustee will also give the paying agent irrevocable instructions to pay the redemption price to the holders upon surrender of their certificates evidencing the preferred securities. Notwithstanding the foregoing, distributions declared on or prior to the date of redemption will be payable to the holders of the called trust securities on the relevant record dates.

      If we have given notice of redemption and we have deposited funds as required, then on the date of the deposit, all rights of the holders of the trust securities called for redemption will cease, except the right to receive the redemption price, but without interest on such redemption price after the date of redemption. The trust securities will also cease to be outstanding on the date of the deposit. If any date fixed for redemption of trust securities is not a business day, then payment of the redemption price will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next succeeding calendar year, payment of the interest will be made on the immediately preceding business day.

      If payment of the redemption price is improperly withheld or refused and not paid by the trust, or by us pursuant to the guarantee, distributions on the trust securities will continue to accumulate at the applicable rate from the date of redemption originally established by the trust for the trust securities to the date the redemption price is actually paid. In this case, the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price.

      Payment of the redemption price on the preferred securities and any distribution of debentures to holders of preferred securities will be made to the applicable record holders as they appear on the register for the preferred securities on the relevant record date. The record date for distributions on the preferred securities will be the 15th day of the month in which the relevant distribution date occurs even if that day is not a business day.

      If less than all of the trust securities are to be redeemed, then the aggregate liquidation amount of the trust securities to be redeemed will be allocated proportionately to those trust securities based upon the relative liquidation amounts. The particular preferred securities to be redeemed will be selected by the property trustee from the outstanding preferred securities not previously called for redemption by a method the property trustee deems fair and appropriate. This method may provide for the redemption of portions equal to $10.00 or an integral multiple of $10.00 of the liquidation amount of the preferred securities. The property trustee will promptly notify the registrar for the preferred securities in writing of the preferred securities selected for redemption and, in the case of any preferred securities selected for partial redemption, the liquidation amount to be redeemed.

      As noted above, subject to certain restrictions in the indenture and applicable law, we may, at any time, purchase outstanding preferred securities.

Subordination of Common Securities

      The trust will pay all distributions, any redemption price, and any liquidation distribution to holders of the preferred securities and common securities pro rata based on the liquidation amount of the preferred securities and common securities held. However, if on any distribution date or redemption date, or at the time of a liquidation distribution, we are in default under the indenture because we have not paid amounts due on the subordinated debentures, then the trust will not pay any distribution, redemption price, or liquidation distribution to us as holder of the common securities. In that event, the trust will make payments on the common securities only after making payment in full and in cash of all accumulated and unpaid distributions to holders of the outstanding preferred securities for all distribution periods, or in the case of payment of the redemption price or a liquidation distribution, the full amount of the redemption price or liquidation distribution to holders of the outstanding preferred securities then called for redemption or liquidation. All funds immediately available to the property trustee shall first be applied to the payment in full in cash of all distributions on, or the redemption price of, the preferred securities then due and payable. The existence of a default does not entitle you to accelerate the maturity of the preferred securities.

      In the case of the occurrence and continuance of any event of default under the trust agreement resulting from an event of default under the indenture, we, as holder of the common securities, will be deemed to have waived any right to act with respect to that event of default under the trust agreement until the event of default has been cured, waived or otherwise eliminated. Until the event of default under the trust agreement has been so cured, waived or otherwise eliminated, the property trustee will act solely on behalf of the holders of the preferred securities and not on our behalf. In the event of default, only the holders of the preferred securities will have the right to direct the property trustee to act on their behalf.

Liquidation Distribution Upon Termination

      We will have the right at any time to dissolve, wind-up or terminate the trust and cause debentures to be distributed to the holders of the trust securities. This right is subject, however, to us receiving approval of the Federal Reserve, if then required.

      In addition, the trust will automatically terminate upon expiration of its term and will terminate earlier on the first to occur of:

•	our bankruptcy, dissolution or liquidation;

•	the distribution of a like amount of the debentures to the holders of trust securities, if we have given written direction to the property trustee to terminate the trust;

•	redemption of all of the preferred securities as described under “— Redemption or Exchange — Mandatory Redemption” on page 43; or

•	the entry of a court order for the dissolution of the trust.

      With the exception of a redemption as described under “— Redemption or Exchange — Mandatory Redemption” on page 43, if an early termination of the trust occurs, the trust will be liquidated by the administrative trustees as expeditiously as they determine to be possible. After satisfaction of liabilities to creditors of the trust as provided by applicable law, the trustees will distribute debentures to the holders of trust securities:

•	in an aggregate stated principal amount equal to the aggregate stated liquidation amount of the trust securities;

•	with an interest rate identical to the distribution rate on the trust securities; and

•	with accrued and unpaid interest equal to accumulated and unpaid distributions on the trust securities.

      However, if the property trustee determines that the distribution is not practical, then the holders of trust securities will be entitled to receive, instead of debentures, a proportionate amount of the liquidation distribution.

      The liquidation distribution will be the amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions to the date of payment. If the liquidation distribution can be paid only in part because the trust has insufficient assets available to pay in full the aggregate liquidation distribution, then the amounts payable directly by the trust on the trust securities will be paid on a proportional basis, based on liquidation amounts, to us, as the holder of the common securities, and to the holders of the preferred securities. However, if an event of default under the indenture has occurred and is continuing, the preferred securities will have priority over the common securities. See “— Subordination of Common Securities” on page 45.

      Under current federal income tax law and interpretations and assuming that the trust is treated as a grantor trust, as is expected, a distribution of the debentures should not be a taxable event to holders of the preferred securities. Should there be a change in law, a change in legal interpretation, a Tax Event or another circumstance, however, the distribution could be a taxable event to holders of the preferred securities. If we do not elect to redeem the debentures prior to maturity or to liquidate the trust and distribute the debentures to holders of the preferred securities, the preferred securities will remain outstanding until the repayment of the debentures. See “Certain Federal Income Tax Consequences” on page 67 for more information regarding a taxable distribution.

      Even if we elect to dissolve the trust and cause debentures to be distributed to holders of the trust securities in liquidation of the trust, we will continue to have the right to shorten the maturity of the debentures.

Liquidation Value

      In the event of any liquidation of the trust, the amount of the liquidation distribution payable on the preferred securities is $10 per preferred security plus accumulated and unpaid distributions to the date of payment. This liquidation distribution may be in the form of a distribution of debentures having a liquidation value and accrued interest of an equal amount to that of the preferred securities.

Events of Default; Notice

      Any one of the following events constitutes an event of default under the trust agreement with respect to the preferred securities:

•	the occurrence of an event of default under the indenture;

•	a default by the trust in the payment of any distribution when it becomes due and payable, and continuation of the default for a period of 30 days;

•	a default by the trust in the payment of any redemption price of any of the trust securities when it becomes due and payable;

•	a default in the performance, or breach, in any material respect, of any covenant or warranty of the trustees in the trust agreement, other than those defaults covered in the previous two points, and continuation of the default or breach for a period of 60 days after there has been given, by registered or certified mail, to the trustee(s) by the holders of at least 25% in aggregate liquidation amount of the outstanding preferred securities, a written notice specifying the default or breach and requiring it to be remedied and stating that the notice is a “Notice of Default” under the trust agreement; or

•	the occurrence of events of bankruptcy or insolvency with respect to the property trustee and our failure to appoint a successor property trustee within 60 days.

      Within five business days after the occurrence of any event of default actually known to the property trustee, the property trustee will transmit notice of the event of default to the holders of the preferred securities, the administrative trustees and to us, unless the event of default has been cured or waived. Southern Community Financial Corporation and the administrative trustees are required to file annually with the property trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the trust agreement.

      If an event of default under the indenture has occurred and is continuing, the preferred securities will have preference over the common securities upon termination of the trust. In the event of default under the indenture, if neither the indenture trustee nor the holders of at least 25% in principal amount of the debentures accelerate the maturity of the debentures, then the holders of at least 25% in principal amount of the preferred securities may accelerate the maturity thereof.

Removal of the Trustees

      Unless an event of default under the indenture has occurred and is continuing, we may remove any trustee at any time. If an event of default under the indenture has occurred and is continuing, only the holders of a majority in liquidation amount of the outstanding preferred securities may remove the property trustee or the Delaware trustee. The holders of the preferred securities have no right to vote to appoint, remove or replace the administrative trustees. These rights are vested exclusively with us as the holder of the common securities. No resignation or removal of a trustee and no appointment of a successor trustee will be effective until the successor trustee accepts the appointment in accordance with the trust agreement.

Co-Trustees and Separate Property Trustee

      Unless an event of default under the indenture has occurred and is continuing, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the trust property may at the time be located, we will have the power to appoint at any time, and upon written request of the property trustee will appoint, one or more persons or entities to act either (1) as a co-trustee, jointly with the property trustee, of all or any part of the trust property, or (2) as separate trustee of any trust property. In either case these trustees will have the powers that may be provided in the instrument of appointment, and will have vested in them any property, title, right or power deemed necessary or desirable, subject to the provisions of the trust agreement. In case an event of default under the indenture has occurred and is continuing, the property trustee alone will have power to make the appointment.

Merger or Consolidation of Trustees

      Generally, any person or successor to any of the trustees may be a successor trustee to any of the trustees, including a successor resulting from a merger or consolidation. However, any successor trustee must meet all of the qualifications and eligibility standards to act as a trustee.

Mergers, Consolidations, Amalgamations or Replacements of the Trust

      The trust may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below. For these purposes, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, in some cases that transaction may be considered to involve a replacement of the trust, and the conditions set forth below would apply to such transaction. The trust may, at our request, with the consent of the administrative trustees and without the consent of the holders of the preferred securities, the property trustee or the Delaware trustee, undertake a transaction listed above if the following conditions are met:

•	the successor entity either

•	expressly assumes all of the obligations of the trust with respect to the preferred securities, or

•	substitutes for the preferred securities other securities having substantially the same terms as the preferred securities (referred to as “successor securities”) so long as the successor securities rank the same in priority as the preferred securities with respect to distributions and payments upon liquidation, redemption and otherwise;

•	we appoint a trustee of the successor entity possessing substantially the same powers and duties as the property trustee in its capacity as the holder of the debentures;

•	the successor securities are listed or traded or will be listed or traded on any national securities exchange or other organization on which the preferred securities are then listed, if any;

•	the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect;

•	the successor entity has a purpose substantially identical to that of the trust;

•	prior to the merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, we have received an opinion from independent counsel that:

•	any transaction of this kind does not adversely affect the rights, preferences and privileges of the holders of the preferred securities (including any successor securities) in any material respect; and

•	following the transaction, neither the trust nor the successor entity will be required to register as an “investment company” under the Investment Company Act; and

•	we own all of the common securities of the successor entity and guarantee the obligations of the successor entity under the successor securities at least to the extent provided by the guarantee, the debentures, the trust agreement and the expense agreement.

      Notwithstanding the foregoing, the trust may not, except with the consent of every holder of the preferred securities, enter into any transaction of this kind if the transaction would cause the trust or the successor entity not to be classified as a grantor trust for federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

      Except as described below and under “Description of the Guarantee — Amendments and Assignments” on page 62 and as otherwise required by the Trust Indenture Act and the trust agreement, the holders of the preferred securities will have no voting rights.

      The trust agreement may be amended from time to time by us and the trustees, without the consent of the holders of the preferred securities, in the following circumstances:

•	with respect to acceptance of appointment by a successor trustee;

•	to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the trust agreement, as long as the amendment is not inconsistent with the other provisions of the trust agreement and does not have a material adverse effect on the interests of any holder of trust securities; or

•	to modify, eliminate or add to any provisions of the trust agreement if necessary to ensure that the trust will be classified for federal income tax purposes as a grantor trust at all times that any trust securities are outstanding, or to ensure that the trust will not be required to register as an “investment company” under the Investment Company Act.

      With the consent of the holders of a majority of the aggregate liquidation amount of the outstanding trust securities, we and the trustees may amend the trust agreement if the trustees receive an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the trust’s status as a grantor trust for federal income tax purposes or the trust’s exemption from status as an “investment company” under the Investment Company Act. However, without the consent of each holder of trust securities, the trust agreement may not be amended to:

•	change the amount or timing of any distribution on the trust securities or otherwise adversely affect the amount of any distribution required to be made in respect of the trust securities as of a specified date; or

•	restrict the right of a holder of trust securities to institute suit for the enforcement of the payment on or after that date.

      As long as the property trustee holds any debentures, the trustees will not, without obtaining the prior approval of the holders of a majority in aggregate liquidation amount of all outstanding preferred securities:

•	direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or executing any trust or power conferred on the property trustee with respect to the debentures;

•	waive any past default that may be waived under the indenture;

•	exercise any right to rescind or annul a declaration that the principal of all the debentures will be due and payable; or

•	consent to any amendment or termination of the indenture or the debentures, where the property trustee’s consent is required. However, where consent under the indenture requires the consent of each holder of the affected debentures, no consent will be given by the property trustee without the prior consent of each holder of the preferred securities.

The trustees may not revoke any action previously authorized or approved by a vote of the holders of the preferred securities except by subsequent vote of the holders of the preferred securities. The property trustee will notify each holder of preferred securities of any notice of default with respect to the debentures. In addition to obtaining the foregoing approvals of the holders of the preferred securities, prior to taking any of the foregoing actions, the trustees must obtain an opinion of counsel experienced in such matters to the effect that the trust will not be classified as an association taxable as a corporation for federal income tax purposes on account of the action.

      Any required approval of holders of trust securities may be given at a meeting or by written consent. The property trustee will cause a notice of any meeting at which holders of the trust securities are entitled to vote, or of any matter upon which action by written consent of the holders is to be taken, to be given to each holder of record of trust securities.

      No vote or consent of the holders of preferred securities will be required for the trust to redeem and cancel its preferred securities in accordance with the trust agreement.

      Notwithstanding the fact that holders of preferred securities are entitled to vote or consent under any of the circumstances described above, any of the preferred securities that are owned by Southern Community Financial Corporation, the trustees or any affiliate of Southern Community Financial Corporation or any trustee, will, for purposes of the vote or consent, be treated as if they were not outstanding.

Global Preferred Securities

      The preferred securities will be represented by one or more global preferred securities registered in the name of The Depository Trust Company, New York, New York, or its nominee. A global preferred security is a security representing interests of more than one beneficial holder. Ownership of beneficial interests in the global preferred securities will be reflected in DTC participant account records through DTC’s book-entry transfer and registration system. Participants are brokers, dealers, or others having accounts with DTC. Indirect beneficial interests of other persons investing in the preferred securities will be shown on, and transfers will be effected only through, records maintained by DTC participants. Except as described below, preferred securities in definitive form will not be issued in exchange for the global preferred securities.

      No global preferred security may be exchanged for preferred securities registered in the names of persons other than DTC or its nominee unless:

•	DTC notifies the indenture trustee that it is unwilling or unable to continue as a depositary for the global preferred security and we are unable to locate a qualified successor depositary;

•	we execute and deliver to the indenture trustee a written order stating that we elect to terminate the book-entry system through DTC; or

•	there shall have occurred and be continuing an event of default under the indenture.

      Any global preferred security that is exchangeable pursuant to the preceding sentence will be exchangeable for definitive certificates registered in the names as DTC directs. It is expected that the instructions will be based upon directions received by DTC with respect to ownership of beneficial interests in the global preferred security. If preferred securities are issued in definitive form, the preferred securities will be in denominations of $10 and integral multiples of $10 and may be transferred or exchanged at the offices described below.

      Unless and until it is exchanged in whole or in part for the individual preferred securities represented thereby, a global preferred security may not be transferred except as a whole by DTC to a nominee of DTC, by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any nominee to a successor depositary or any nominee of the successor. Payments on global preferred securities will be made to DTC as the depositary for the global preferred securities. For a description of the terms of DTC arrangements relating to payments, transfers, voting rights, redemptions and other notices and other matters, see “Book-Entry Issuance” on page 65.

      If the preferred securities are issued in definitive form, distributions will be payable by check mailed to the address of record of the persons entitled to the distribution. The transfer of the preferred securities will be registrable, and preferred securities will be exchangeable for preferred securities of other denominations of a like aggregate liquidation amount, at the corporate office of the property trustee, or at the offices of any paying agent or transfer agent appointed by the administrative trustees.

      Upon the issuance of one or more global preferred securities, and the deposit of the global preferred security with or on behalf of DTC or its nominee, DTC or its nominee will credit, on its book-entry registration and transfer system, the respective aggregate liquidation amounts of the individual preferred securities represented by the global preferred security to the designated accounts of persons that participate in the DTC system. These participant accounts will be designated by the dealers, the underwriters or agents selling the preferred securities. Ownership of beneficial interests in a global preferred security will be limited to persons or entities having an account with DTC or who may hold interests through participants. With respect to interests of any person or entity that is a DTC participant, ownership of beneficial interests in a global preferred security will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee. With respect to persons or entities who hold interests in a global preferred security through a participant, the interest and any transfer of the interest will be shown only on the participant’s records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global preferred security.

      So long as DTC or another depositary, or its nominee, is the registered owner of the global preferred security, the depositary or the nominee, as the case may be, will be considered the sole owner or holder of the preferred securities represented by the global preferred security for all purposes under the trust agreement. Except as described in this prospectus, owners of beneficial interests in a global preferred security will not be entitled to have any of the individual preferred securities represented by the global preferred security registered in their names, will not receive or be entitled to receive physical delivery of any of the preferred securities in definitive form, and will not be considered the owners or holders of the preferred securities under the trust agreement.

      None of us, the property trustee, any paying agent or the securities registrar for the preferred securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global preferred security representing the preferred securities or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      We expect that DTC or its nominee, upon receipt of any payment of the liquidation amount or distributions in respect of a global preferred security, immediately will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interest in the aggregate liquidation amount of the global preferred security as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global preferred security held through the participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name.” The payments will be the responsibility of the participants.

Payment and Paying Agency

      Payments in respect of the preferred securities will be made to DTC, which will credit the relevant accounts of participants on the applicable distribution dates. If any of the preferred securities are not held by DTC, the payments will be made by check mailed to the address of the holder as listed on the register of holders of the preferred securities. The paying agent for the preferred securities will initially be the property trustee and any co-paying agent chosen by the property trustee and acceptable to us and the administrative trustees. The paying agent for the preferred securities may resign as paying agent upon 30 days’ written notice to the administrative trustees, the property trustee and us. If the property trustee no longer is the paying agent for the preferred securities, the administrative trustees will appoint a successor to act as paying agent. The successor must be a bank or trust company acceptable to us and the property trustee.

Registrar and Transfer Agent

      The property trustee will act as the registrar and the transfer agent for the preferred securities. Registration of transfers of preferred securities will be effected without charge by or on behalf of the trust, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The trust and its registrar and transfer agent will not be required to register or cause to be registered the transfer of preferred securities after they have been called for redemption.

Information Concerning the Property Trustee

      Wilmington Trust Company serves as the property trustee under the trust agreement. The property trustee undertakes to perform only the duties set forth in the trust agreement. If there is an event of default that is continuing, the property trustee must enforce the trust agreement for your benefit and must exercise the same degree of care and skill as a prudent person exercises or uses in the conduct of its own affairs. The property trustee is under no obligation to exercise any of the powers vested in it by the trust agreement at the request of any holder of preferred securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred. If there has been no event of default under the trust agreement and the property trustee is required to decide between alternative causes of action, construe ambiguous or inconsistent provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of preferred securities are entitled to vote, then the property trustee will take the action directed in writing by us. If the property trustee is not so directed, then it will take the action it deems advisable and in the best interests of the holders of the trust securities and will have no liability except for its own bad faith, negligence or willful misconduct.

      The property trustee will be liable for its own negligence or willful misconduct, but it will not be liable for good faith errors in judgment or for certain actions taken at the direction of the holders of the preferred securities as described in the trust agreement, and it is not responsible for monitoring compliance with the terms of the trust agreement by us or by the administrative trustees of the trust. It may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document that it believes is genuine and has been signed or presented by the proper party. It also may consult with legal counsel of its choice and is authorized to take any action in reliance on the advice or opinion of that counsel.

      The property trustee has not participated in the preparation of this prospectus or the registration statement.

Expense Agreement

      We will, pursuant to the Agreement as to Expenses and Liabilities entered into by us and the trust under the trust agreement, irrevocably and unconditionally guarantee to each person or entity to whom the trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of the trust, other than obligations of the trust to pay to the holders of the preferred securities or other similar interests in the trust of the amounts due to the holders pursuant to the terms of the preferred securities or other similar interests, as the case may be. Third party creditors of the trust may proceed directly against us under the expense agreement, regardless of whether they had notice of the expense agreement.

Miscellaneous

      The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in such a way that:

•	the trust will not be deemed to be an “investment company” required to be registered under Investment Company Act;

•	the trust will not be classified as an association taxable as a corporation for federal income tax purposes; and

•	the debentures will be treated as indebtedness of Southern Community Financial Corporation for federal income tax purposes.

      In this regard, we, and the administrative trustees, are authorized to take any action not inconsistent with applicable law, the certificate of trust or the trust agreement, that we, and the administrative trustees, determine to be necessary or desirable for these purposes.

      The administrative trustees are required to use their best efforts to maintain the listing of the preferred securities on the Nasdaq National Market or another national securities exchange, but this requirement will not prevent us from redeeming all or a portion of the preferred securities in accordance with the trust agreement.

      Holders of the preferred securities have no preemptive or similar rights. The trust agreement and the trust securities will be governed by Delaware law.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

      Concurrently with the issuance of the preferred securities, the trust will invest the proceeds from the sale of the trust securities in debentures issued by us. The debentures will be issued as unsecured debt under the indenture between us and Wilmington Trust Company, as indenture trustee. The indenture will be qualified under the Trust Indenture Act.

      This is a summary of the terms and provisions of the indenture and the Trust Indenture Act, and we believe it describes all the material provisions that would be important to you to make an informed investment decision. Prospective investors are also urged to read the form of the trust agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. The following discussion is subject to, and is qualified in its entirety by reference to, the indenture and to the Trust Indenture Act. We urge prospective investors to read the form of the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part. You also can request a copy of the form of the indenture from the property trustee.

General

      The total principal amount of the debentures will be equal to the total liquidation amount of the trust securities. The debentures will bear interest at the annual rate of 7.95% of the principal amount. The interest will be payable quarterly on March 31, June 30, September 30 and December 31 of each year, beginning December 31, 2003, to the person in whose name each debenture is registered at 5:00 p.m., New York, New York time on the 15th day of the last month of the calendar quarter. It is anticipated that, until the liquidation of the trust, the debentures will be held in the name of the property trustee in trust for the benefit of the holders of the trust securities.

      The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. If any date on which interest is payable on the debentures is not a business day, then payment of interest will be made on the next day that is a business day without any additional interest or other payment in respect of the delay. However, if the next business day is in the next calendar year, payment of interest will be made on the immediately preceding business day. Accrued interest that is not paid on the applicable interest payment date will bear additional interest on the amount due at the annual rate of 7.95%, compounded quarterly.

      The debentures will mature on December 31, 2033, the stated maturity date. We may shorten this date once at any time to any date, subject to the prior approval of the Federal Reserve, if required.

      We will give notice to the indenture trustee and the holders of the debentures, no more than 180 days and no less than 30 days prior to the effectiveness of any change in the stated maturity date. We will have the right to redeem the debentures from the trust at any time:

•	if a Tax Event, an Investment Company Event or a Capital Treatment Event, which terms are defined on page 43, has occurred, or

•	after December 31, 2008, or

•	we repurchase preferred securities in the market, in which case we can elect to redeem debentures specifically in exchange for a like amount of preferred securities owned by us plus a proportionate amount of common securities.

      The debentures will be unsecured and will rank junior to all of our senior and subordinated debt, including indebtedness we may incur in the future. The debentures will rank equally with junior subordinated debentures issued in connection with any past or future issuances of trust preferred securities, including the debentures we issued to Southern Community Capital Trust I in February 2002. Because we are a holding company, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary’s liquidation or reorganization or otherwise, and thus the ability of holders of the debentures to benefit indirectly from any distribution by a subsidiary, is subject to the prior claim of creditors of the subsidiary, except to the extent that we may be recognized as a creditor of the subsidiary. The debentures will, therefore, be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of debentures should look only to our assets for payment. The indenture does not limit our ability to incur or issue secured or unsecured senior and junior debt. See “— Subordination” on page 57.

      The indenture does not contain provisions that afford holders of the debentures protection in the event of a highly leveraged transaction or other similar transaction involving us, nor does it require us to maintain or achieve any financial performance levels or to obtain or maintain any credit rating on the debentures.

Option to Extend Interest Payment Period

      As long as no event of default under the indenture has occurred and is continuing, we have the right under the indenture to defer the payment of interest on the debentures at any time for a period not exceeding 20 consecutive quarters. However, no extension period may extend beyond the stated maturity of the debentures or end on a date other than a date interest is normally due. At the end of an extension period, we must pay all interest then accrued and unpaid, together with interest thereon at the annual rate of 7.95%, compounded quarterly. During an extension period, interest will continue to accrue and holders of debentures, or the holders of preferred securities if they are then outstanding, will be required to accrue and recognize as income for federal income tax purposes the accrued but unpaid interest amounts in the year in which such amounts accrued. See “— Interest Income and Original Issue Discount” on page 68.

      During an extension period, we may not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

•	make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay, repurchase or redeem any debt securities issued by us that rank equally with or junior to the debentures (including any payments on the debentures we issued to Southern Community Capital Trust I in February 2002);

•	make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (including any payments on the debentures we issued to Southern Community Capital Trust I in February 2002); or

•	redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

      Prior to the termination of any extension period, so long as no event of default under the indenture is continuing, we may further defer the payment of interest subject to the above stated requirements. Upon the termination of any extension period and the payment of all amounts then due, we may elect to begin a new extension period at any time.

      If we defer payments on the debentures we issued to Southern Community Capital Trust I in connection with our prior issuance of convertible trust preferred securities, we will be forced to defer payments on the debentures. Likewise, if we defer payments on the debentures, we will be forced to defer payments on the debentures previously issued to Southern Community Capital Trust I.

      We must give the property trustee, the administrative trustees and the indenture trustee notice of our election of an extension period at least two business days the earlier of:

•	the next date distributions would have been payable on the preferred securities but for the election to defer interest payments; and

•	the date we are required to give notice of the record date, or the date the distributions are payable, to the Nasdaq National Market, or other applicable self-regulatory organization, or to holders of the preferred securities, but in any event at least one business day prior to the record date.

The property trustee will notify you within five business days of our election to defer interest payments. Because interest will continue to accrue on the subordinated debentures during an extension period, you will be required to accrue and recognize income in the amount of your deferred distributions for United States federal income tax purposes.

      Other than as described above, there is no limitation on the number of times that we may elect to begin an extension period.

      We do not currently intend to exercise our right to defer payments of interest on the debentures.

Additional Sums to be Paid as a Result of Additional Taxes

      If the trust is required to pay any additional taxes, duties, assessments or other governmental charges as a result of the occurrence of a Tax Event, we will pay as additional interest on the debentures any amounts which may be required so that the net amounts received and retained by the trust after paying any additional taxes, duties, assessments or other governmental charges will not be less than the amounts the trust would have received had the additional taxes, duties, assessments or other governmental charges not been imposed.

Redemption

      Subject to prior approval of the Federal Reserve, if required, we may redeem the debentures prior to maturity without payment of premium:

•	on or after December 31, 2008, in whole at any time or in part from time to time; or

•	in whole at any time within 90 days following the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event; or

•	at any time, and from time to time, to the extent of any preferred securities we purchase, plus a proportionate amount of the common securities we hold.

In each case, we will pay a redemption price equal to the accrued and unpaid interest on the debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount of the redeemed debentures.

      Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of debentures to be redeemed at its registered address. Redemption of less than all outstanding debentures must be effected proportionately, by lot or in any other manner deemed to be fair and appropriate by the indenture trustee. Unless we default in payment of the redemption price for the debentures, on and after the redemption date, interest will no longer accrue on the debentures or the portions of the debentures called for redemption.

      The debentures will not be subject to any sinking fund.

Distribution Upon Liquidation

      As described above in “— Liquidation Distribution Upon Termination” on page 46, under certain circumstances and with the Federal Reserve’s approval, debentures may be distributed to the holders of the trust securities in liquidation of the trust after satisfaction of liabilities to creditors of the trust. If this occurs, we will use our best efforts to list the debentures on the Nasdaq National Market or other stock exchange or national quotation system on which the preferred securities are then listed, if any. There can be no assurance as to the market price of any debentures that may be distributed to the holders of preferred securities.

Restrictions on Payments

      We have promised that if, at any time:

•	we have actual knowledge that an event of default has occurred under the indenture, or with notice or lapse of time an event of default would occur, and we have not taken reasonable steps to remedy the situation;

•	the junior subordinated debentures are held by the trust and we are in default with respect to our payment of any obligations under the guarantee;

•	we have given notice of our election of an extension period as provided in the indenture and have not rescinded such notice; or

•	an extension period, or any extension of an extension period, is continuing;

then, we will not:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock (other than stock dividends, non-cash dividends in connection with the implementation of a shareholder rights plan, purchases of common stock in connection with employee benefit plans or in connection with the reclassification of any class of our capital stock into another class of capital stock) or allow any of our subsidiaries to do the same with respect to their capital stock (other than payment of dividends or distributions to us);

•	make or allow any of our subsidiaries to make any payment of principal, interest or premium on, or repay or repurchase or redeem any of our debt securities that rank equally with or junior to the debentures (including the debentures we issued to Southern Community Capital Trust I in connection with our prior issuance of convertible trust preferred securities);

•	make or allow any of our subsidiaries to make any guarantee payments with respect to any guarantee by us of the debt securities of any of our subsidiaries if the guarantee ranks equally with or junior to the debentures (other than payments under the guarantee with respect to the preferred securities); or

•	redeem, purchase or acquire less than all of the debentures or any of the preferred securities.

Subordination

      The debentures are subordinated and junior in right of payment to all of our senior and subordinated debt, as defined below. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up or reorganization of Southern Community Financial Corporation, whether voluntary or involuntary in bankruptcy, insolvency, receivership or other proceedings in connection with any insolvency or bankruptcy proceedings, the holders of our senior and subordinated debt will first be entitled to receive payment in full of principal and interest before the holders of debentures will be entitled to receive or retain any payment in respect of the debentures.

      If the maturity of any debentures is accelerated, the holders of all of our senior and subordinated debt outstanding at the time of the acceleration will also be entitled to first receive payment in full of all amounts due to them, including any amounts due upon acceleration, before the holders of the debentures will be entitled to receive or retain any principal or interest payments on the debentures.

      No payments of principal or interest on the debentures may be made if there has occurred and is continuing a default in any payment with respect to any of our senior or subordinated debt or an event of default with respect to any of our senior or subordinated debt resulting in the acceleration of the maturity of the senior or subordinated debt, or if any judicial proceeding is pending with respect to any default.

      The term “debt” means, with respect to any person, whether recourse is to all or a portion of the assets of the person and whether or not contingent:

•	every obligation of the person for money borrowed;

•	every obligation of the person evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses;

•	every reimbursement obligation of the person with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the person;

•	every obligation of the person issued or assumed as the deferred purchase price of property or services, excluding trade accounts payable or accrued liabilities arising in the ordinary course of business;

•	every capital lease obligation of the person; and

•	every obligation of the type referred to in the first five points of another person and all dividends of another person the payment of which, in either case, the first person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

      The term “senior debt” means the principal of, and premium and interest, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us), on debt, whether incurred on or prior to the date of the indenture or incurred after that date. However, senior debt will not be deemed to include:

•	any debt where it is provided in the instrument creating the debt that the obligations are not superior in right of payment to the debentures or to other debt which is equal with, or subordinated to, the debentures (including our payment obligations pursuant to the convertible trust preferred securities issued by Southern Community Capital Trust I);

•	any of our debt that when incurred and without regard to any election under the federal bankruptcy laws, was without recourse to us;

•	any debt of ours to any of our subsidiaries;

•	any debt to any of our employees; and

•	debt which constitutes subordinated debt.

      The term “subordinated debt” means the principal of, and premium and interest, (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to us), on debt.

Except as described below, subordinated debt includes debt incurred on or prior to the date of the indenture or thereafter incurred which is by its terms expressly provided to be junior and subordinate to other debt of ours. Subordinated debt will not be deemed to include:

•	any of our debt which when incurred, and without regard to any election under the federal bankruptcy laws, was without recourse to us;

•	any debt of ours to any of our subsidiaries;

•	any debt to any of our employees;

•	debt which constitutes senior debt; and

•	any debt of ours under debt securities sold by us to the trust.

      We expect from time to time to incur additional indebtedness, and there is no limitation under the indenture on the amount of indebtedness we may incur. We had no consolidated senior or subordinated debt at June 30, 2003.

      We have $17.78 million in convertible debentures that were issued to Southern Community Capital Trust I in February 2002 that will rank equally in payment with these debentures.

Payment and Paying Agents

      Generally, payment of principal of and interest on the debentures will be made at the office of the indenture trustee in Wilmington, Delaware. However, we have the option to make payment of any interest by:

•	check mailed to the address of the person entitled to payment at the address listed in the register of holders of the debentures, or

•	wire transfer to an account maintained by the person entitled thereto as specified in the register of holders of the debentures, provided that proper transfer instructions have been received by the applicable record date.

      Payment of any interest on debentures will be made to the person in whose name the debenture is registered at 5:00 p.m., New York, New York time on the regular record date for the interest payment, except in the case of defaulted interest.

      Any moneys deposited with the indenture trustee or any paying agent for the debentures, or then held by us in trust, for the payment of the principal of or interest on the debentures and remaining unclaimed for two years after the principal or interest has become due and payable, will be repaid to us on December 31 of each year. If we hold any of this money in trust, then it will be discharged from the trust to us, and the holder of the debenture will thereafter look, as a general unsecured creditor, only to us for payment.

Registrar and Transfer Agent

      The indenture trustee will act as the initial registrar and the transfer agent for the debentures. Debentures may be presented for registration of transfer, with the form of transfer endorsed thereon, or a satisfactory written instrument of transfer, duly executed, at the office of the registrar. Provided that we maintain a transfer agent in Wilmington, Delaware, we may rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts. We may at any time designate additional transfer agents with respect to the debentures.

      If we redeem any of the debentures, neither we nor the indenture trustee will be required to:

•	issue, register the transfer of, or exchange any debentures during a period beginning at the opening of business 15 days before the day of the mailing of and ending at 5:00 p.m., New York, New York time on the day of the mailing of the relevant notice of redemption, or

•	transfer or exchange any debentures so selected for redemption, except, in the case of any debentures being redeemed in part, any portion not to be redeemed.

Modification of Indenture

      We and the indenture trustee may, from time to time without the consent of the holders of the debentures, amend, waive our rights under or supplement the indenture for purposes which do not materially adversely affect the rights of the holders of the debentures. Other changes may be made by us and the indenture trustee with the consent of the holders of a majority in principal amount of the outstanding debentures. However, without the consent of the holder of each outstanding debenture affected by the proposed modification, no modification may:

•	extend the maturity date of the debentures; or

•	reduce the principal amount or the rate or extend the time of payment of interest; or

•	reduce the percentage of principal amount of debentures required to amend the indenture.

      As long as any of the preferred securities remain outstanding:

•	no modification of the indenture may be made that requires the consent of the holders of the debentures;

•	no termination of the indenture may occur; and

•	no waiver of any event of default under the indenture may be effective,

without the prior consent of the holders of a majority of the aggregate liquidation amount of the preferred securities.

Debenture Events of Default

      The indenture provides that any one or more of the following events with respect to the debentures that has occurred and is continuing constitutes an event of default under the indenture:

•	our failure to pay any interest on the debentures for 30 days after the due date, except where we have properly deferred the interest payment;

•	our failure to pay any principal on the debentures when due whether at maturity, upon redemption or otherwise;

•	our failure to observe or perform in any material respect any other covenants or agreements contained in the indenture for 90 days after written notice to us from the indenture trustee or the holders of at least 25% in aggregate outstanding principal amount of the debentures; or

•	our bankruptcy or insolvency or a reorganization or dissolution of the trust.

      The holders of a majority of the aggregate outstanding principal amount of the debentures have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee, or the holders of at least 25% in aggregate outstanding principal amount of the debentures, may declare the principal due and payable immediately upon an event of default under the indenture. The holders of a majority of the outstanding principal amount of the debentures may rescind and annul the declaration of default and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee. The holders may not annul the declaration and waive a default if the default is the non-payment of the principal of the debentures that has become due solely by the acceleration. Should the holders of the debentures fail to annul the declaration and waive the default, the holders of at least 25% in aggregate liquidation amount of the preferred securities will have this right.

      If an event of default under the indenture has occurred and is continuing, the property trustee will have the right to declare the principal of and the interest on the debentures, and any other amounts payable under the indenture, to be immediately due and payable and to enforce its other rights as a creditor with respect to the debentures.

      We are required to file annually with the indenture trustee a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the indenture.

Enforcement of Certain Rights by Holders of the Preferred Securities

      If an event of default under the indenture has occurred and is continuing and the event is attributable to the failure by us to pay interest on or principal of the debentures on the date on which the payment is due and payable, then a holder of preferred securities may institute a direct action against us to compel us to make the payment. We may not amend the indenture to remove the foregoing right to bring a direct action without the prior written consent of all of the holders of the preferred securities. If the right to bring a direct action is removed, the trust may become subject to the reporting obligations under the Securities Exchange Act of 1934.

      The holders of the preferred securities will not be able to exercise directly any remedies, other than those set forth in the preceding paragraph, available to the holders of the debentures unless there has been an event of default under the trust agreement.

Consolidation, Merger, Sale of Assets and Other Transactions

      We may not consolidate with or merge into any other entity or convey or transfer our properties and assets substantially as an entirety to any entity, and no entity may be consolidated with or merged into us or sell, convey, transfer or otherwise dispose of its properties and assets substantially as an entirety to us, unless:

•	the successor person in the transaction is organized under the laws of the United States or any state or the District of Columbia, and the successor person expressly assumes by supplemental indenture our obligations on the debentures, and the ultimate parent entity of the successor entity expressly assumes our obligations under the guarantee, to the extent the preferred securities are then outstanding;

•	immediately after the transaction, no event of default under the indenture, and no event which, after notice or lapse of time, or both, would become an event of default under the indenture, has occurred and is continuing; and

•	other conditions as prescribed in the indenture are met.

      Under certain circumstances, if we consolidate or merge with another entity, or transfer or sell substantially all of our assets to another entity, such transaction may be considered to involve a replacement of the trust. The provisions of the trust agreement relating to a replacement of the trust would apply to such a transaction. See “— Mergers, Consolidations, Amalgamations or Replacements of the Trust” on page 48.

Covenants

      We have agreed, pursuant to the indenture, for so long as preferred securities remain outstanding:

•	to maintain directly or indirectly 100% ownership of the common securities of the trust, except that certain successors that are permitted pursuant to the indenture may succeed to our ownership of the common securities;

•	not to voluntarily terminate, wind up or liquidate the trust without prior approval of the Federal Reserve, if required;

•	to use our reasonable efforts to cause the trust (a) to remain a statutory trust (and to avoid involuntary termination, winding up or liquidation), except in connection with a distribution of debentures, the redemption of all of the trust securities of the trust or mergers, consolidations or amalgamations (each as permitted by the trust agreement); and (b) to otherwise continue not to be treated as an association taxable as a corporation or partnership for federal income tax purposes;

•	to use our reasonable efforts to cause each holder of trust securities to be treated as owning an individual beneficial interest in the debentures; and

•	to comply with all filing and reporting obligations under the Securities Exchange Act, as applicable, to a company having a class of securities registered under that Act.

Satisfaction and Discharge

      The indenture will cease to be of further effect and we will be deemed to have satisfied and discharged our obligations under the indenture when all debentures not previously delivered to the indenture trustee for cancellation:

•	have become due and payable; or

•	will become due and payable at their stated maturity within one year or are to be called for redemption within one year, and we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debentures not previously delivered to the indenture trustee for cancellation, for the principal and interest due to the date of the deposit or to the stated maturity or redemption date, as the case may be.

      We may still be required to provide officers’ certificates and opinions of counsel and to pay fees and expenses due after these events occur.

Governing Law

      The indenture and the debentures will be governed by and construed in accordance with North Carolina law.

Information Concerning the Indenture Trustee

      Wilmington Trust Company serves as the indenture trustee under the indenture. The indenture trustee is subject to all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to these provisions, the indenture trustee is under no obligation to exercise any of the powers vested in it by the indenture at the request of any holder of debentures, unless offered reasonable security or indemnity by the holder against the costs, expenses and liabilities that might be incurred. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

      The indenture trustee will be liable for its own negligence or willful misconduct, but it will not be liable for good faith errors in judgment or for certain actions taken at the direction of the holders of the debentures as described in the indenture. It may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document that it believes is genuine and has been signed or presented by the proper party. It also may consult with legal counsel of its choice and is authorized to take any action in reliance on the advice or opinion of that counsel.

      The indenture trustee has not participated in the preparation of this prospectus or the registration statement.

DESCRIPTION OF THE GUARANTEE

      The guarantee agreement will be executed and delivered by us concurrently with the issuance of the preferred securities for the benefit of the holders of the preferred securities. The guarantee agreement will be qualified as an indenture under the Trust Indenture Act. Wilmington Trust Company, the guarantee trustee, will act as trustee for purposes of complying with the provisions of the Trust Indenture Act, and will also hold the guarantee for the benefit of the holders of the preferred securities. This is a summary of the terms and provisions of the guarantee agreement, and we believe it describes all the material provisions that would be important to you to make an informed investment decision. Prospective investors are urged to read the form of the guarantee agreement, which has been filed as an exhibit to the registration statement of which this prospectus forms a part. You also can request a copy of the form of the guarantee agreement from the property trustee.

General

      We agree to pay in full on a subordinated basis, to the extent described in the guarantee agreement, the guarantee payments (as defined below) to holders of the preferred securities as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have other than the defense of payment.

      The following distributions with respect to the preferred securities are called the “guarantee payments.” To the extent not paid or made by the trust and to the extent that the trust has funds available for those distributions, the guarantee payments will consist of the following:

•	any accumulated and unpaid distributions required to be paid on the preferred securities;

•	with respect to any preferred securities called for redemption, the redemption price; and

•	upon a voluntary or involuntary dissolution, winding up or termination of the trust (other than in connection with the distribution of debentures to the holders of preferred securities), the lesser of:

•	the amount of the liquidation distribution; or

•	the amount of assets of the trust remaining available for distribution to holders of preferred securities in liquidation of the trust.

      We may satisfy our obligations to make a guarantee payment by making a direct payment of the required amounts to the holders of the preferred securities, or by causing the trust to pay the amounts to the holders.

      The guarantee agreement is a guarantee, on a subordinated basis, of the guarantee payments, but the guarantee only applies to the extent the trust has funds available for those distributions. If we do not make interest payments on the debentures purchased by the trust, the trust will not have funds available to make the distributions and will not pay distributions on the preferred securities.

Status of the Guarantee

      The guarantee constitutes our unsecured obligation that ranks subordinate and junior in right of payment to all of our senior and subordinated debt in the same manner as the debentures. We expect to incur additional indebtedness in the future, although we have no specific plans in this regard presently, and neither the indenture nor the trust agreement limits the amounts of the obligations that we may incur.

      The guarantee constitutes a guarantee of payment and not of collection. If we fail to make guarantee payments when required, holders of preferred securities may institute a legal proceeding directly against us to enforce their rights under the guarantee without first instituting a legal proceeding against any other person or entity.

      The guarantee will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debentures to the holders of the preferred securities. Because we are a bank holding company, our right to participate in any distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise is subject to the prior claims of the creditors of that subsidiary, except to the extent we may be recognized as a creditor of that subsidiary. Our obligations under the guarantee, therefore, will be effectively subordinated to all existing and future liabilities of our subsidiaries, and claimants should look only to our assets for payments under the guarantee.

Amendments and Assignments

      Except with respect to any changes that do not materially adversely affect the rights of holders of the preferred securities, in which case no vote will be required, the guarantee may not be amended without the prior approval of the holders of a majority of the aggregate liquidation amount of the outstanding preferred securities. All guarantees and agreements contained in the guarantee will bind our successors, assigns, receivers, trustees and representatives and will be for your benefit and the benefit of all of the holders of the preferred securities then outstanding. Except in connection with a consolidation, merger or sale involving us that is permitted under the indenture and pursuant to which the assignee agrees in writing to perform our obligations under the guarantee, we may not assign our obligations under the guarantee.

Events of Default; Remedies

      An event of default under the guarantee agreement will occur upon our failure to make any required guarantee payments or to perform any other obligations under the guarantee. The holders of a majority in aggregate liquidation amount of the preferred securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of the guarantee and may direct the exercise of any power conferred upon the guarantee trustee under the guarantee agreement.

      Any holder of preferred securities may institute and prosecute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity.

      We are required to provide to the guarantee trustee annually a certificate as to whether or not we are in compliance with all of the conditions and covenants applicable to us under the guarantee agreement.

Termination of the Guarantee

      The guarantee will terminate and be of no further force and effect upon:

•	full payment of the redemption price of the preferred securities;

•	full payment of the amounts payable upon liquidation of the trust; or

•	distribution of the debentures to the holders of the preferred securities.

      If at any time any holder of the preferred securities must restore payment of any sums paid under the preferred securities or the guarantee, the guarantee will continue to be effective or will be reinstated with respect to such amounts.

Information Concerning the Guarantee Trustee

      Wilmington Trust Company serves as the guarantee trustee and, other than during the occurrence and continuance of our default in performance of the guarantee, undertakes to perform only those duties as are specifically set forth in the guarantee. If there is an event of default under the guarantee, the guarantee trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of the powers vested in it by the guarantee at the request of any holder of any preferred securities, as the case may be, unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

      The guarantee trustee will be liable for its own negligence or willful misconduct, but it will not be liable for good faith errors in judgment or for certain actions taken at the direction of the holders of the preferred securities as described in the guarantee. It may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, security or other paper or document that it believes is genuine and has been signed or presented by the proper party. It also may consult with legal counsel of its choice and is authorized to take any action in reliance on the advice or opinion of that counsel.

      The guarantee trustee has not participated in the preparation of this prospectus or the registration statement.

Governing Law

      The guarantee will be governed by North Carolina law.

RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE DEBENTURES,

AND THE GUARANTEE

Full and Unconditional Guarantee

      We irrevocably guarantee, as and to the extent described in this prospectus, payments of distributions and other amounts due on the preferred securities to the extent the trust has funds available for the payment of these amounts. We and the trust believe that, taken together, our obligations under the debentures, the indenture, the trust agreement, the expense agreement and the guarantee agreement provide, in the aggregate, a full, irrevocable and unconditional guarantee, on a subordinated basis, of payment of distributions and other amounts due on the preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the obligations of the trust under the preferred securities.

      If and to the extent that we do not make payments on the debentures, the trust will not pay distributions or other amounts due on the preferred securities. The guarantee does not cover payment of distributions when the trust does not have sufficient funds to pay the distributions. In this event, the remedy of a holder of preferred securities is to institute a legal proceeding directly against us for enforcement of payment of the distributions to the holder. Our obligations under the guarantee are subordinated and junior in right of payment to all of our other indebtedness.

Sufficiency of Payments

      As long as payments of interest and other payments are made when due on the debentures, these payments will be sufficient to cover distributions and other payments due on the preferred securities primarily because:

•	the aggregate principal amount of the debentures will be equal to the sum of the aggregate stated liquidation amount of the trust securities;

•	the interest rate and interest and other payment dates on the debentures will match the distribution rate and distribution and other payment dates for the preferred securities;

•	we will pay for any and all costs, expenses and liabilities of the trust, except the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities; and

•	the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

If we make a payment under the guarantee, our obligations under the indenture will be reduced by the amount of that payment.

Enforcement Rights of Holders of Preferred Securities

      A holder of any preferred security may institute a legal proceeding directly against us to enforce its rights under the guarantee without first instituting a legal proceeding against the guarantee trustee, the trust or any other person. A default or event of default under any of our senior or subordinated debt would not constitute a default or event of default under the trust agreement. In the event, however, of payment defaults under, or acceleration of, our senior or subordinated debt, the subordination provisions of the indenture provide that no payments may be made in respect of the debentures until the obligations have been paid in full or any payment default has been cured or waived. Failure to make required payments on the debentures would constitute an event of default under the trust agreement.

Limited Purpose of the Trust

      The preferred securities evidence preferred undivided beneficial interests in the assets of the trust. The trust exists for the exclusive purposes of issuing the trust securities, investing the proceeds thereof in the debentures, and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a preferred security and the rights of a holder of a debenture is that a holder of a debenture is entitled to receive from us the principal amount of and interest accrued on debentures held, while a holder of preferred securities is entitled to receive distributions from the trust (or from us under the guarantee) if and to the extent the trust has funds available for the payment of the distributions.

Rights upon Termination

      Upon any voluntary or involuntary termination, winding-up or liquidation of the trust involving the liquidation of the debentures, the holders of the preferred securities will be entitled to receive, out of assets held by the trust, the liquidation distribution in cash.

      Upon our voluntary or involuntary liquidation or bankruptcy, the property trustee, as holder of the debentures, would be a subordinated creditor of ours. Therefore, the property trustee would be subordinated in right of payment to all of our senior and subordinated debt, but is entitled to receive payment in full of principal and interest before any of our shareholders receive payments or distributions. Since we are the guarantor under the guarantee and have agreed to pay for all costs, expenses and liabilities of the trust (other than the obligations of the trust to pay to holders of the preferred securities the amounts due to the holders pursuant to the terms of the preferred securities), the positions of a holder of the preferred securities, and a holder of debentures, relative to our other creditors and to our shareholders in the event of liquidation or bankruptcy are expected to be substantially the same.

BOOK-ENTRY ISSUANCE

General

      Depository Trust Company will act as securities depositary for the preferred securities and may act as securities depositary for all of the debentures in the event of the distribution of the debentures to the holders of the preferred securities. Except as described below, the preferred securities will be issued only as registered securities in the name of Cede & Co. (DTC’s nominee). One or more global preferred securities will be issued for the preferred securities and will be deposited with DTC.

      DTC is a limited purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants, such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of preferred securities within the DTC system must be made by or through direct participants, which will receive a credit for the preferred securities on DTC’s records. The ownership interest of each actual purchaser of each preferred security (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased preferred securities. Transfers of ownership interests in the preferred securities are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interest in preferred securities, except if use of the book-entry-only system for the preferred securities is discontinued.

      DTC will have no knowledge of the actual beneficial owners of the preferred securities. DTC’s records reflect only the identity of the direct participants to whose accounts the preferred securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be accurate, but we and the trust assume no responsibility for the accuracy thereof. Neither we nor the trust have any responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

Notices and Voting

      Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. as the registered holder of the preferred securities. If less than all of the preferred securities are being redeemed, the amount to be redeemed will be determined in accordance with the trust agreement.

      Although voting with respect to the preferred securities is limited to the holders of record of the preferred securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to the preferred securities. Under its usual procedures, DTC would mail an omnibus proxy to the property trustee as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the preferred securities are credited on the record date.

Distribution of Funds

      The property trustee will make distribution payments on the preferred securities to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of the participant and not of DTC, the property trustee, the trust or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of distributions to DTC is the responsibility of the property trustee, disbursement of the payments to direct participants is the responsibility of DTC, and disbursements of the payments to the beneficial owners is the responsibility of direct and indirect participants.

Successor Depositaries and Termination of Book-Entry System

      DTC may discontinue providing its services with respect to any of the preferred securities at any time by giving reasonable notice to the property trustee or us. If no successor securities depositary is obtained, definitive certificates representing the preferred securities are required to be printed and delivered to holders of the preferred securities. We also have the option to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default under the indenture, the holders of a majority in liquidation amount of the preferred securities may determine to discontinue the system of book-

entry transfers through DTC. In these events, definitive certificates for the preferred securities will be printed and delivered to holders of the preferred securities.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General

      The following summary of the material United States federal income tax consequences that may be relevant to the purchase, ownership and disposition of preferred securities insofar as it relates to matters of law and legal conclusions, represents the opinion of Maupin Taylor, P.A., special tax counsel to Southern Community Financial Corporation. The conclusions expressed herein are based on the Internal Revenue Code of 1986, as amended, the US Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis.

      The authorities on which this summary is based are subject to various interpretations and the opinions of tax counsel are not binding on the Internal Revenue Service or the courts, either of which could take a contrary position. Moreover, no rulings have been or will be sought from the Internal Revenue Service with respect to the transactions described herein. Accordingly, there can be no assurance that the Internal Revenue Service will not challenge the opinions expressed herein or that a court would not sustain such a challenge. Nevertheless, tax counsel has advised that it is of the view that, if challenged, the opinions expressed herein would be sustained by a court.

      Unless otherwise stated, this summary deals only with preferred securities held as capital assets by United States Persons (defined below) who purchase the preferred securities upon original issuance at their original offering price. As used herein, a “United States Person” means a person that is:

•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in its gross income for federal income tax purposes without regard to its source, or trust, if:

•	a court within the United States is able to exercise primary supervision over the administration of the trust and

•	one or more United States trustees have the authority to control all substantial decisions of the trust or;

•	a person whose worldwide income or gain is subject to United States federal income taxation on a net income basis.

      The tax treatment of holders may vary depending on their particular situation. This summary does not address all the tax consequences that may be relevant to a particular holder or to holders who may be subject to special tax treatment, such as banks, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors, persons holding preferred securities as part of a straddle, a “synthetic security,” or as part of a hedging or conversion transaction, or, except to the extent described below in “— United States Alien Holders,” foreign taxpayers. In addition, this summary does not include any description of the income tax consequences to stockholders in, or partners or beneficiaries of, a holder of preferred securities, any alternative minimum tax consequences or the tax laws of any state, local or foreign government that may be applicable to a holder of preferred securities.

Classification of the Trust

      In the opinion of Maupin Taylor, P.A., Southern Community Capital Trust II will be classified for United States federal income tax purposes as a grantor trust and not an association taxable as a corporation based on:

•	our factual representations and other facts and assumptions set forth in this prospectus;

•	the assumption that there will be full compliance with the terms of the trust agreement; and

•	other assumptions and qualifications stated in the opinion which are filed as exhibits to the registration statement of which this prospectus is a part.

      As a result, for United States federal income tax purposes, you generally will be considered the owner of an undivided interest in the junior subordinated debentures owned by Southern Community Capital Trust II. Accordingly, you will be required to include all income or gain recognized for United States federal income tax purposes with respect to your share of the junior subordinated debentures in your gross income for United States federal income tax purposes, whether or not you receive distributions on your preferred securities.

Classification of the Junior Subordinated Debentures

      The junior subordinated debentures are intended to be, and in the opinion of Maupin Taylor, P.A. will be (based on the facts contained in this prospectus, the terms of the indenture and the junior subordinated debentures, and certain representations and assumptions stated in the tax opinion) classified for United States federal income tax purposes as our indebtedness. By acceptance of preferred securities, each holder covenants to treat the junior subordinated debentures as indebtedness and the preferred securities as evidence of an indirect beneficial ownership interest in the junior subordinated debentures. We cannot assure you that the IRS will not challenge this position. The remainder of this discussion assumes that the junior subordinated debentures will be treated as our indebtedness for United States federal income tax purposes.

Distributions are interest income

      Because distributions on the preferred securities will constitute interest income for United States federal income tax purposes, holders of the preferred securities will be taxed on such income at ordinary income rates and the much publicized 15% tax rate for dividend income received by an individual as provided by the Jobs and Growth Tax Relief Reconciliation Act of 2003 will not benefit individual holders of the preferred securities.

Interest Income and Original Issue Discount

      Under applicable Treasury regulations, debt instruments such as the subordinated debentures which are issued at face value will not be considered issued with original issue discount, even if their issuer can defer payment of interest, if the likelihood of any deferral is remote. We believe that the likelihood of our exercising our option to defer payments is remote, based in part on the fact that exercising our option would prevent us from declaring cash dividends on our common stock and would prevent us from making payments with respect to debt securities that rank equally with or junior to the junior subordinated debentures. Based on the foregoing, the debentures will not be considered to have been issued with original issue discount. In such a case, stated interest on the debentures generally will be included in income by a holder as ordinary income at the time such interest income is paid or accrued in accordance with such holder’s regular method of tax accounting.

      The regulations have not yet been addressed in any rulings or other interpretations by the Internal Revenue Service, and the Internal Revenue Service could take the position that the likelihood of deferral of interest payments is not remote. If the Internal Revenue Service were to assert successfully that the stated interest on the debentures was original issue discount regardless of whether we exercise our right to defer payments of interest on such debentures or, we exercise our right to defer payments of interest on the debentures, the debentures will be treated as “reissued” with original issue discount at such time, and a holder would thereafter be required to include the original issue discount on the debentures in ordinary income on a daily economic accrual basis, regardless of the holder’s method of tax accounting and in advance of receipt of the cash attributable to such interest income. If we were to exercise our option to defer the payment of stated interest on the debentures, a holder would be required to include original issue discount in gross income during an extension period even though we would not make actual cash payments during such extension period.

Under the original issue discount economic accrual rules, a holder would accrue an amount of interest income each year that approximates the stated interest payments called for under the debentures, and actual cash payments of interest on the debentures would not be reported separately as taxable income.

      Because income on the preferred securities will constitute interest income for United States federal income tax purposes, corporate holders of preferred securities will not be entitled to a dividends-received deduction in respect of such income.

Distribution of the Debentures to Holders of the Preferred Securities upon Termination of the Trust

      Except as discussed below, under current United States federal income tax law, a distribution by the trust of the debentures as described under the caption “Description of the Preferred Securities — Liquidation Distribution Upon Termination” on page 46 will be nontaxable to the holders and will result in a holder receiving a pro rata share of the debentures held by the Trust, with a holding period and aggregate tax basis equal to the holding period and aggregate tax basis such holder had in the preferred securities before such distribution. A holder will account for interest in respect of the debentures received from the trust in the manner described above under “Certain Federal Income Tax Consequences — Interest Income and Original Issue Discount,” on page 68 including any accrual of original issue discount (if any) attributed to the debentures upon the distribution.

      If, however, Southern Community Capital Trust II distributes the junior subordinated debentures after a Tax Event that results in Southern Community Capital Trust II being treated as an association taxable as a corporation, the distribution would likely constitute a taxable event to you. In that event, you would recognize gain or loss equal to the difference between your adjusted tax basis in your preferred securities and the fair market value of the junior subordinated debentures you receive.

Sales or Redemption of the Preferred Securities

      Gain or loss will be recognized by a holder on the sale of preferred securities (including a redemption for cash or other consideration) in an amount equal to the difference between the amount realized on the sale (or redemption) and the holder’s adjusted tax basis in the preferred securities sold or redeemed. A holder’s adjusted tax basis in the preferred securities generally will be the holder’s initial purchase price increased by original issue discount (if any) previously includible in such holder’s gross income to the date of disposition and decreased by payments received (other than payments of stated interest that are not treated as original issue discount) on the preferred securities. Gain or loss recognized by a holder on preferred securities held for more than one year will generally be taxable as long-term capital gain or loss. For tax years beginning before January 1, 2009, preferred securities constituting a capital asset which are acquired by an individual and held for more than twelve months are accorded a maximum U.S. federal capital gains tax rate of 15% if the individual taxpayer is in an ordinary income tax bracket above the 15% ordinary income tax bracket (or a rate of 5% if the individual taxpayer is in the 15% ordinary income tax bracket or lower). For 2008 only, the tax rate on long-term capital gain for a taxpayer described in the preceding sentence would be 0% if such taxpayer is in the 10% or 15% ordinary income tax bracket. For tax year beginning on January 1, 2009 or later, the long-term capital gains tax rates generally revert to the rates in effect prior to May 5, 2003. (The rules in effect prior to May 5, 2003 provide that preferred securities held for more than 12 months by an individual are accorded a maximum United States federal capital gains tax rate of 20%, or a rate of 10%, if the individual taxpayer is in the 15% tax bracket. If held more than five years, the 20% rate drops to 18%, and the 10% rate drops to 8%). For corporate holders, capital gain will be subject to tax at the ordinary income tax rates applicable to corporations.

      The preferred securities might trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying debentures. A holder that disposes of preferred securities between record dates for payments of distributions (and consequently does not receive a distribution from the trust for the period prior to such disposition) will nevertheless be required to include in income as ordinary income accrued but unpaid interest on the debentures through the date of disposition and to add such amount to its adjusted tax basis of the disposed preferred securities. Such holder will recognize a capital loss on the disposition of its preferred securities to the extent the selling price (which might not fully reflect the value of accrued but unpaid interest) is less than the holder’s adjusted tax basis in the preferred securities (which would include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States federal income tax purposes.

Ownership of Common Stock

      Distributions received by holders of common stock in respect of such common stock (other than certain distributions of additional shares of common stock or rights to acquire additional shares of common stock) will be treated as ordinary dividend income to such holders to the extent such distributions are considered to be paid by us out of our current or accumulated earnings and profits, as determined under federal income tax principles. Corporate holders of common stock may be entitled to a “dividends-received deduction” with respect to such dividends.

      To the extent that any such distribution exceeds our current or accumulated earnings and profit, such distribution will be treated, first, as a tax-free return of capital to a holder of common stock to the extent of such holder’s adjusted tax basis in the common stock and, thereafter, as capital gain.

      Distributions of additional shares of common stock, or rights to acquire additional shares of common stock, that are received as part of a pro rata distribution of such shares, or rights to acquire such shares, to all our shareholders generally should not be subject to federal income tax. The tax basis of such new shares or rights generally will be determined by allocating the shareholder’s adjusted tax basis in the “old” shares of common stock between such “old” shares and the new shares or rights received by such shareholder, based upon their relative fair market values on the date of the distribution.

      A holder of common stock generally will recognize gain or loss on a sale or other taxable disposition of common stock equal to the difference between the amount realized by the shareholder on such sale or disposition and the shareholder’s adjusted tax basis in such common stock. Such gain or loss generally will be capital gain or loss and generally will be considered long-term capital gain or loss if the holder had held such common stock for more than one year immediately prior to such sale or disposition.

Effect of Possible Changes in Tax Laws

      Congress has considered certain proposed tax law changes in the past that would, among other things, generally deny corporate issuers a deduction for interest in respect of certain debt obligations if the debt obligations have a maximum term in excess of 15 years and are not shown as indebtedness on the issuer’s applicable consolidated balance sheet. Other proposed tax law changes would have denied interest deductions if the term was in excess of 20 years. Although these proposed tax law changes have not been enacted into law, there can be no assurance that tax law changes will not be reintroduced into future legislation which, if enacted after the date hereof, may adversely affect the federal income tax deductibility of interest payable on the debentures.

      Accordingly, there can be no assurance that a Tax Event will not occur. A Tax Event would permit us, upon approval of the Federal Reserve, if then required, to cause redemption of the preferred securities before, maturity. See “Description of the Junior Subordinated Debentures — Redemption” on page 55 and “Description of the Preferred Securities — Redemption or Exchange — Redemption upon a Tax Event, Investment Company Event or Capital Treatment Event” on page 43.

United States Alien Holders

      For purposes of this discussion, a “United States Alien Holder” is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a non-resident alien individual, a foreign partnership, a foreign estate or a foreign trust. A “United States Alien Holder” does not include, however, any person whose income or gain in respect of the preferred securities is effectively connected with the conduct of a United States trade or business.

      Under current United States federal income tax law payments by the trust or any of its paying agents to any holder who or which is a United States Alien Holder will not be subject to United States federal withholding tax, provided that:

•	the holder does not actually or constructively (as determined under certain attribution rules prescribed by the Internal Revenue Code) own 10% or more of the total combined voting power of all classes of stock of Southern Community Financial Corporation entitled to vote;

•	the holder is not a controlled foreign corporation that is related to Southern Community Financial Corporation through stock ownership;

•	the holder is not a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code; and

•	either (A) the holder certifies to the Trust or its agent, under penalties of perjury, that it is not a United States holder and provides its name and address, or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, and holds the preferred securities in such capacity, certifies to the Trust or its agent, under penalties of perjury, that such statement has been received from the holder by it or by a financial institution holding such security for the holder and furnishes the Trust or its agent with a copy thereof. Recently issued Treasury regulations provide alternative methods for satisfying the identification and certification requirements described in the preceding sentence. These regulations generally are effective for payments made after December 31, 2001, subject to certain transition rules. United States Alien Holders are urged to consult their tax advisors about these new regulations.

      A United States Alien Holder of preferred securities generally will not be subject to United States federal withholding tax on any gain realized upon the sale or other disposition of preferred securities. In the case of a United States Alien Holder who is an individual, however, gain realized on the disposition of preferred securities may be subject to United States federal income tax if:

•	such individual is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition; and

•	either (A) such individual has a “tax home” in the United States or (B) the disposition is attributable to an office or other fixed place of business maintained by such individual in the United States.

Information Reporting to Holders

      The amount of interest paid or original issue discount accrued on the preferred securities will be reported annually to holders and the Internal Revenue Service on Forms 1099, which forms should be mailed to such holders by January 31 following each calendar year.

Backup Withholding

      Payments made on, and proceeds from the sale of, preferred securities may be subject to a “backup” withholding tax of 28% unless the holder complies with certain certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the holder’s United States federal income tax, provided the required information is provided to the Internal Revenue Service on a timely basis.

      The federal income tax discussion set forth above is included for general information purposes only and may not be applicable depending on a prospective investor’s particular situation. Prospective investors should consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the preferred securities or the distribution to them of the debentures, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

ERISA CONSIDERATIONS

      Employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, or Section 4975 of the Internal Revenue Code, generally may purchase preferred securities, subject to the investing fiduciary’s determination that the investment in preferred securities satisfies ERISA’s fiduciary standards and other requirements applicable to investments by the plan.

      We and/or any of our affiliates may be considered a “party in interest” (within the meaning of ERISA) or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code) with respect to certain plans. These plans generally include plans maintained or sponsored by, or contributed to by, any such persons with respect to which we, or any of our affiliates, are a fiduciary or plans for which we, or any of our affiliates provide services. The acquisition and ownership of preferred securities by a plan (or by an individual retirement arrangement or other plans described in Section 4975(e)(1) of the Internal Revenue Code) with respect to which we or any of our affiliates are considered a party in interest or a disqualified person may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code, unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption.

      As a result, plans with respect to which we, or any of our affiliates, are a party in interest or a disqualified person should not acquire preferred securities unless the preferred securities are acquired pursuant to and in accordance with an applicable exemption. Any other plans or other entities whose assets include plan assets subject to ERISA or Section 4975 of the Internal Revenue Code proposing to acquire preferred securities should consult with their own counsel.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among Southern Community Financial Corporation, the trust, and Ryan Beck & Co., Inc., the underwriters have severally agreed to purchase from the trust, and the trust has agreed to sell to them, the number of trust preferred securities listed below opposite their names.

Number of
Underwriters	Trust Preferred Securities

Ryan Beck & Co., Inc.	2,000,000
Stifel, Nicolaus & Company, Incorporated	1,000,000

      Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the preferred securities if any are taken. The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the preferred securities, and to other conditions contained in the underwriting agreement, such as the effectiveness with the SEC of the registration statement that contains this prospectus and the receipt by the underwriters of certificates from our officers, legal opinions from our lawyers, and a letter from our independent public accountants regarding our financial statements and the statistical data contained in the prospectus and in our filings under the Securities Exchange Act of 1934.

      The underwriters propose to offer the preferred securities directly to the public at the public offering price set forth on the cover page of this prospectus, and to certain securities dealers (who may include the underwriters) at this price, less a concession not in excess of $0.20 per preferred security. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $0.10 per preferred security to certain brokers and dealers. After the preferred securities are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriters.

      The trust has granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 450,000 additional preferred securities at the same price per security to be paid by the underwriters for the other securities being offered. If the underwriters purchase any of the additional trust preferred securities under this option each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the preferred securities being offered.

      If the underwriters exercise their option to purchase additional preferred securities, the trust will issue and sell to us additional common securities. We will then issue and sell to the trust additional debentures in an aggregate principal amount equal to the total aggregate liquidation amount of the additional preferred securities being purchased under the option and the additional common securities sold to us.

      At our request, the underwriters have reserved approximately 100,000 preferred securities for sale to certain customers and community members who have expressed an interest in purchasing the preferred securities in this offering. These preferred securities will be sold to such persons through brokerage accounts opened specifically for such purpose through the underwriters. The price for such preferred securities will be $10.00 per security. The number of shares available to the general public will be reduced to the extent such persons purchase these reserved preferred securities. Any preferred securities that are not so purchased by such persons at the initial closing of this offering will be sold by the underwriters to the general public on the same terms as the other preferred securities offered hereby.

      The table below shows the price and proceeds on a per security and aggregate basis. The proceeds to be received by the trust, as shown in the table below, do not reflect estimated expenses of approximately $350,000 payable by Southern Community Financial Corporation.

		Total

	Per Preferred	Without	With
	Security	Option	Option

Public Offering Price	$10.00	$30,000,000	$34,500,000
Underwriting Commission	0.35	1,050,000	1,207,500
Proceeds to Southern Community Capital Trust II	$9.65	$28,950,000	$33,292,500

      In view of the fact that the proceeds of the sale of the preferred securities will be used by the trust to purchase the debentures from us, we have agreed to pay the underwriters $0.35 per preferred security, or a total of $1,050,000, as compensation for arranging the investment in the preferred securities. Should the underwriters exercise their over-allotment option in full, an additional $157,500 will be paid to the underwriters for arranging the investment in the additional preferred securities. The underwriters will receive no other items of value that could be considered underwriting compensation by the NASD.

      The offering of the preferred securities is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the preferred securities.

      Southern Community Financial Corporation and the trust have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

      The preferred securities have been approved for inclusion on the Nasdaq National Market under the symbol “SCMFO”. Trading is expected to commence on or prior to delivery of the securities. The underwriters advised the trust that they presently intend to make a market in the securities after the commencement of trading on the Nasdaq National Market. However, they are not obligated to do so and may discontinue such action at any time. Accordingly, no assurances can be made as to the liquidity of the securities or that an active and liquid market will develop or, if developed, that the market will continue. The offering price and distribution rate have been determined by negotiations among representatives of Southern Community Financial Corporation and the underwriters, and the offering price of the securities may not be indicative of the market price following the offering.

      In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the price of the securities during and after the offering, such as the following:

•	the underwriters may over-allot or otherwise create a short position in the securities for their own account by selling more securities than have been sold to them;

•	the underwriters may elect to cover any short position by purchasing securities in the open market or by exercising the over-allotment option;

•	the underwriters may stabilize or maintain the price of the securities by bidding;

•	the underwriters may engage in passive market making transactions; and

•	the underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

      The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Because the National Association of Securities Dealers, Inc. may view the preferred securities as interests in a direct participation program, the offer and sale of the securities is being made in compliance with the provisions of Rule 2810 under the National Association of Security Dealers Conduct Rules. The underwriters have advised us that they will not make any sales to any accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

      Ryan Beck has, from time to time, performed other services for us and our affiliates in the ordinary course of business and have received fees from us for their services.

LEGAL MATTERS

      Certain matters of Delaware law relating to the validity of the preferred securities, the enforceability of the trust agreement and the creation of the trust will be passed upon by Richards, Layton and Finger, P.A., Delaware counsel to Southern Community Financial Corporation and the trust. The validity of the guarantee and the debentures will be passed upon for Southern Community Financial Corporation by Maupin Taylor, P.A., Raleigh, North Carolina. Certain legal matters will be passed upon for the underwriters by Gaeta & Associates, P.A., Raleigh, North Carolina. Certain matters relating to the federal income tax considerations will be passed upon for us by Maupin Taylor, P.A.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of Dixon Odom PLLC, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

WHERE CAN YOU FIND INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the public reference facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Our filings with the Securities and Exchange Commission are available to the public from the Securities and Exchange Commission’s website at http://www.sec.gov. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information.

      We and the trust have filed with the Securities and Exchange Commission a registration statement on Form S-3 of which this prospectus is a part, under the Securities Act of 1933, as amended, for the preferred securities, the debentures, and the guarantee. This prospectus does not contain all of the information set forth in the registration statement. Certain documents filed by us with the Securities and Exchange Commission have been incorporated in this prospectus by reference. See “Documents Incorporated by Reference” at page 76. For further information about us, the trust, the preferred securities, or the debentures, please review the registration statement, including the exhibits and the documents incorporated by reference. The registration statement may be inspected for free at the principal office of the Securities and Exchange Commission in Washington, D.C., and copies of all or part of it may be obtained from the Securities and Exchange Commission by paying the prescribed fees.

      No separate financial statements of the trust have been included in this prospectus. We do not consider that these financial statements would be material to holders of preferred securities because:

•	all of the voting securities of the trust will be owned by us, a reporting company under the Securities Exchange Act;

•	the trust has no independent operations other than issuing securities representing undivided beneficial interests in the assets of the trust and investing the proceeds thereof in debentures issued by us; and

•	our obligations to provide certain indemnities in respect of and be responsible for certain costs, expenses, debts and liabilities of the trust under the indenture and pursuant to the trust agreement, the guarantee, the debentures and the expense agreement, taken together, constitute a full and unconditional guarantee of payments due on the preferred securities.

      The trust is not currently subject to the information reporting requirements of the Securities Exchange Act and we do not expect that the trust will file reports, proxy statements or other information under the Securities Exchange Act with the Securities and Exchange Commission.

DOCUMENTS INCORPORATED BY REFERENCE

      We “incorporate by reference” into this prospectus the information in documents we file with the Securities and Exchange Commission (under our Exchange Act file no. 000-33227), which means that we can disclose important information to you through these documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003;

•	our proxy statement for the Annual Meeting of Shareholders in 2003;

•	our Current Reports on Form 8-K, filed on January 23, 2003, April 24 and 29, 2003, June 10 and 20, 2003, July 25 and 30, 2003, August 8, 2003, September 16 and 29, 2003 and October 6, 16, and 27, 2003;

•	all current, quarterly and annual reports filed by us with the SEC prior to termination of the offering; and

•	our Registration Statement on Form S-4 dated September 26, 2003 (Registration No. 333-109168) and subsequent amendments, related to The Community Bank transaction.

      You may request, and we will provide, a copy of these filings at no cost by writing or calling Richard M. Cobb, our Executive Vice President, Chief Operating Officer and Chief Financial Officer at Southern Community Bank and Trust, 4605 Country Club Road, Winston-Salem, North Carolina 27104, (336) 768-8500.

3,000,000 Cumulative Trust Preferred Securities

Southern Community Capital Trust II

7.95% Cumulative

Trust Preferred Securities

(Liquidation Amount $10.00 per Preferred Security)

Fully, Irrevocably and Unconditionally
Guaranteed on a Subordinated Basis,
as Described in this Prospectus, by

PROSPECTUS

RYAN BECK & CO.	STIFEL, NICOLAUS & COMPANY

INCORPORATED

November 4, 2003